September 20, 2011

VIA EDGAR
John Cash, Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549

Re:	Heartland, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 30, 2011
File No. 0-27045

Dear Mr. Cash:

We are in receipt of your letter dated August 8, 2011.  Below please find our responses to your letter.

Form 10-K for the fiscal year ended December 31, 2010

Premium Homes, page 8

1.
In future filings, to the extent it is material to your business, please expand your disclosure about Premium Homes’ business as a retailer of manufactured homes.  We             note the disclosure on page F-14 that Heartland acquired Premium Homes in late 2010.  Please refer to the requirements of Item 101(h)(4) of Regulation S-K.

Response

We acquired Premium Homes in 2010 and subsequently disposed of Premium Homes in 2011.  Premium Homes was immaterial to our operations and, as a result, we do not believe a discussion of Premium Homes in our filing or future filings is required.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 11

1

Results of Operations

2.
We note that your discussion does not fully discuss and analyze the factors that led to the changes in various line items from period to period and does not quantify these factors when they are provided.  For example, you state that the most significant change in operations from 2009 to 2010 concerned increased operational costs, but you do not provide any analysis of the factors contributing to such increases.  In addition, you note that your mix of projects shifted toward the public sector.  This is just an example.  In future filings, please identify the factors leading to the changes in your line items from period to period, and quantify these factors where possible.  Further, please discuss whether you believe these factors are the result of a trend, and, if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response

We have revised our Discussion and Analysis in our 10-K/A to provide the factors leading to the changes in the Results of Operations line items from period to period, quantified those factors required by Item 303 of Regulation S-K and provided a complete discussion and analysis of the various factors which lead to the changes.  We will revise all future filings as required.

Liquidity and Capital Resources, Page 14
Sources of Liquidity, Page 14

3.
In future filings, please describe the nature of your financing relationship with Commercial Bank of Harrogate as well as the material terms of the relationship.  Please provide similar disclosure for any other material sources of liquidity.

Response

We have revised the Liquidity and Capital Resources section to provide a description of the financing relationship with Commercial Bank.  We will revise all future filings as required.

Liquidity and Capital Resources, page 14; Compensation Agreements, page 22; Note E – Notes Payable, page F-11; Note F – Interest Rate Swap Agreements, page F – 14

4.
We note the disclosures that Heartland has notes payable consisting of long term notes entered into with various financial institutions, related parties, or third parties for the purchase of property and equipment, two interest rate swap agreements with a related party, and compensation agreements with Mssrs. Terry L. Lee and Randy Frevert.  Please tell us what consideration you have given to filing the note, the interest rate swap, and compensation agreements as exhibits to the Form 10-K.  See Item 601(b)(10) of Regulation S-K.

Response

The various material long term notes entered into with financial institutions, related parties, or third parties for the purchase of property and equipment, two interest rate swap agreements with a related party, and compensation agreements have been filed as Exhibits in our Form 10-K/A.

2

Controls and Procedures, page 18

5.
We note your disclosure in the second paragraph that management concluded that during the period covered by the report Heartland’s disclosure controls and procedures were ineffective.  Item 307 of Regulation S-K specifically requires the conclusion of Heartland’s principal executive and principal financial officers or persons performing similar functions on the effectiveness of Heartland’s disclosures and procedures as defined in Rule 13(a)-15(e) and Rule 15(d)-15(e) under the Securities Exchange Act as of the end of the period covered by the report.  Please promptly file an amendment to your annual report on Form 10-K for the fiscal year ended December 31, 2010 to revise your disclosure (a) to state that the disclosure controls and procedures effectiveness conclusion is the conclusion of your principal executive and principal executive officers or persons performing similar functions and (b) to identify the rules defining the term disclosure controls and procedures.  This comment also applies to your controls and procedures disclosure on page 10 of your quarterly report on Form 10-Q for the quarterly period ended March 31, 2011.

Response

As required, we have revised the From 10-K Controls and Procedures.  We will amend the 10-Q’s for March 31, 2011 and June 30, 2011 upon finalizing the language in the 10-K.

6.
You have provided some but not all of the disclosures required by Item 308(a) of Regulation S-K concerning management’s report on internal control over financial reporting, including, but not limited to, a conclusion on the effectiveness of your internal control over financial reporting.  Please amend your annual report on Form 10-K for the fiscal year ended December 31, 2010 to provide all of the applicable disclosures required by Item 308(a).  We note that in your case these appear to be the disclosures required by subparagraphs (a)(1), (a)(2), and (A)(3) of Item 308; however, you must assess the requirements for yourself to determine the applicable requirements.  We further note that in your current disclosure you appear to have combined elements of the disclosures required by Item 308 with the disclosures required by Item 307 of Regulation S-K; we suggest that in future filings you may wish to avoid combining these disclosures in this manner and instead present management’s report on internal control over financial reporting (i.e., the Item 308(a) disclosure) separately.

Response

As requested, we have revised the Form 10-K/A Controls and Procedures.

7.
Please disclose the specific steps that you have taken, if any, to remediate your identified material weaknesses.  Further, please disclose whether you believe that the identified material weaknesses still exist at the end of the period covered by the report.

Response

We have revised the Form 10-K/A accordingly.

8.
We note your disclosure in the fifth paragraph regarding changes in your internal control over financial reporting.  We further note that you have qualified this disclosure with the clause “except as set forth above.”  In future filings, please do not use this or similar statements to qualify your conclusion.  If there have been changes that you have been required to disclose by Item 308(c) of Regulation S-K, please state that there have been changes and provide the required disclosure.

Response

The statement, “except as set forth above” has been removed.  We will not use the language going forward.

3

Directors, Officers and Corporate Governance, page 18

9.	In future filings, describe briefly the business experience of Mr. Mitchell L. Cox during the past five years. See Item 401(e)(1) of regulation S-K.

Response

We have provided the business experience of Mr. Mitchell L. Cox for the past five years in our Form 10-K/A.

Executive Compensation

10.
In future filings, please disclose that you computed the aggregate grant date fair value of reported stock and option awards in accordance with FASB ASC Topic 718.  Please refer to Item 402(n)(2) of Regulation S-K.

Response

We have disclosed in our Form 10-K/A that we computed the aggregate grant date fair value of reported stock and option awards in accordance with FASB ASC Topic 718 and Item 402(n)(2) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 24

11.
Disclosures on page F-14 indicate that Heartland issued shares of common stock to Lee Holding Company and Gary Lee for debt reduction and issues shares of common stock to Lee Holding Company and Terry Lee for the acquisition of Premium Homes in 2010.  Please tell us why Heartland has not disclosed these transactions under related transactions.  See Item 404 of Regulation S-K.

Response

We have disclosed the above referenced transactions in the related transactions section of our Form 10-K/A in accordance with Item 404 of Regulation S-K the issued shares of common stock to Lee Holding Company and Gary Lee for debt reduction and issues shares of common stock to Lee Holding Company and Terry Lee for the acquisition of Premium Homes in 2010.

Exhibits

12.
Please file the exhibits required by subparagraphs (3), (4), and (21) of Item 601(b) of Regulation S-K as well as any other applicable exhibits that you may have omitted.  Alternatively, if the exhibits are incorporated by reference, so indicate in the exhibit index.  See Instruction 2 to the exhibit table under 601(a) of Regulation S-K.

Response

We have filed in our Form 10-K/A to be filed with the Securities and Exchange Commission the exhibits required by subparagraphs (3), (4), and (21) of Item 601(b) of Regulation S-K.

4

Exhibits 31.1 and 31.2

13.
We note that you omit identification of Heartland, Inc. as the registrant in paragraph 1.  Item 601(b)(31)(i) of Regulation S-K specifies that the certifications must be exactly as set forth in the item.  Please revise in future filings.

Response

We have provided the identification of Heartland, Inc. as the registrant in Exhibits 31.1 and 31.2 in accordance with Item 601(b)(31)(i) of Regulation S-K.

Respectfully,

/s/ Mitchell L. Cox

Mitchell L. Cox, CPA
Chief Financial Officer

5

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to the
FORM 10-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
Commission file number 000 – 27045

Heartland, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	36-4286069
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1005 N. 19th Street Middlesboro, KY	40965
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (606) 248-7323
Securities registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered
N/A	N/A

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of March 28, 2011, the aggregate market value of the registrant’s Common Stock (based upon the $0.12 closing price on that date) held by non-affiliates (excludes shares reported as beneficially owned by directors and officers) was approximately $2,058,000
35,698,648 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

	HEARTLAND, INC.
	FORM 10-K

	TABLE OF CONTENTS

	Part I

ITEM 1.	Business	3
ITEM 1A.	Risk Factors	7
ITEM 1B.	Unresolved Staff Comments	7
ITEM 2.	Properties	7
ITEM 3.	Legal Proceedings	8
ITEM 4.	Reserved	8
	Part II

ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters	8
	and Issuer Purchases of Equity Securities
ITEM 6.	Selected Financial Data	11
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	11
ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk

ITEM 8.	Financial Statements and Supplementary Data	16
ITEM 9.	Change in and Disagreements with Accountants on Accounting	18
	and Financial Disclosure
ITEM 9A.	Controls and Procedures	18

	Part III

ITEM 10.	Directors, Executive Officers, and Corporate Governance	18
ITEM 11.	Executive Compensation	21
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management	23
ITEM 13.	Certain Relationships and Related Transactions and Director Independence	24
ITEM 14.	Principal Accounting Fees and Services	24

	Part IV

ITEM 15.	Exhibits and Financial Statement Schedules	25

FORWARD LOOKING STATEMENTS

This annual report on Form 10-K contains forward-looking statements which include, but are not limited to, statements concerning expectations as to our revenues, expenses, and net income, our growth strategies and plans, the timely development and market acceptance of our products and technologies, the competitive nature of and anticipated growth in our markets, our ability to achieve cost reductions, the status of evolving technologies and their growth potential, the adoption of future industry standards, expectations as to our financing and liquidity requirements and arrangements, the need for additional capital, and other matters that are not historical facts. These forward-looking statements are based on our current expectations, estimates, and projections about our industry, management’s beliefs, and certain assumptions made by it. Words such as “anticipates”, “appears”, “expects”, “intends”, “plans”, “believes, “seeks”, “estimates”, “may”, “will” and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from those results expressed in any forward-looking statements, as a result of various factors. Readers are cautioned not to place undue reliance on forward-looking statements, which are based only upon information available as of the date of this report. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Unless the context indicates otherwise, the terms “Company”, “Corporate”, “Heartland”, “our”, and “we” refer to Heartland, Inc. and its subsidiaries.

PART I

ITEM 1           BUSINESS

(A)           THE COMPANY

Heartland, Inc. (the “Company”) was incorporated in the State of Maryland on April 6, 1999.

The Company operates in several States through the following three wholly-owned subsidiaries:

•	Mound Technologies, Inc. (“Mound”) is based in Springboro, OH and commenced operations at the same location in 1964 under the name Mound Steel Corporation.
•	Lee Oil Company, Inc. and its wholly owned subsidiaries Lee Enterprises, Inc., and Food Marts, LLC, , Inc, (collectively “Lee Oil”) are based in Middlesboro, KY and commenced operations in 1988.
•	Heartland Steel, Inc. (“Heartland Steel”) is based in Washington Court House, OH and commenced full operations during the fourth quarter of 2009.

The Company currently manages its business as three operational segments and files as a consolidated entity. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers.  The three operational segments we currently report are:

•
Mound – Steel Fabrication – Primarily focused on the fabrication of metal products including structural steel, steel stairs and railings, bar joists, metal decks, and other miscellaneous steel products.

•	Lee Oil – Oil Distribution – Primarily focused on the wholesale and retail distribution of petroleum products including those sold to the motoring public through our retail locations.
•	Heartland Steel – Steel Distribution – Primarily focused on the wholesale distribution of steel products to steel fabricators and contractors.

We acquired Premium Homes Inc. in 2010 but subsequently disposed of Premium Homes in 2011.  Premium Homes was immaterial to our operations at all times.

Our corporate offices are located at 1005 N. 19th Street in Middlesboro, KY, and the telephone number is (606) 248-7323.  Our Internet address is www.heartlandholdingsinc.com for the corporate information. Additionally, the Mound Technology division of the company currently maintains an Internet addresses at www.moundtechnologies.com.  The information contained on our web site(s) or connected to our web site is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this report.

Decentralized Management with Strong Corporate Infrastructure

Our corporate group is responsible for maintaining a unified infrastructure to support our diversified operations through standardized financial and accounting, safety, environmental and maintenance processes and controls. Below our corporate level, we operate a decentralized operational organization in which our three chief operational officers are responsible for their operations, including asset management, cost control, policy compliance and training and other aspects of quality control. With an average of over 25 years of industry experience, each regional manager has extensive knowledge of the customer base, job requirements and working conditions in each local market. This management structure allows us to monitor operating performance on a daily basis, maintain financial, accounting and asset management controls, integrate acquisitions, prepare timely financial reports and manage contractual risk.

Compliance Policies and Procedures.

We have adopted and implemented policies and procedures reasonably designed to prevent violation of the federal securities laws, and review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation.

(B)           BUSINESS DEVELOPMENT

Mission

Our mission is to become a leading diversified company with business interests in well-established industries. We plan to grow our revenues by acquiring companies with historically profitable results, strong balance sheets, sustainable cash flows, and solid management teams in place. By providing access to financial markets, expanded marketing opportunities and operating expense efficiencies, we hope to become the facilitator for future growth and higher long-term profits. In the process, we hope to develop new synergies among the acquired companies, which should allow for greater cost effectiveness and efficiencies, thus further enhancing each individual company’s strengths.

Expansion

We intend to continue strengthening our presence within our existing geographic footprint through internal growth and acquisitions of businesses with strong customer relationships and experienced and skilled personnel.

Capital Development

We intend to continue growing our business through selective acquisitions and/or upgrading our existing assets. Our capital investment decisions are determined by an analysis of the projected return on capital employed for each of those alternatives. Acquisitions are evaluated for “fit” within our stated goals and thoroughly reviewed by corporate level personnel before any acquisition is considered. We also evaluate the cost to acquire existing assets from a third party versus the capital required to buy or build new assets.

Based on these factors, we make capital investment decisions that we believe will support our long-term growth strategy and these decisions may involve a combination of asset acquisitions and/or the purchase of assets as deemed necessary.

(C)           OPERATIONS

STEEL FABRICATION SEGMENT

Mound Technologies, Inc. (“Mound”) was incorporated in the state of Nevada in November of 2002, with its corporate offices located in Springboro, Ohio. Mound is in the business of steel fabrication.

Mound is located in Springboro, Ohio and is a full service structural and miscellaneous steel fabricator. It also manufactures steel stairs and railings, both industrial and architectural quality. The present capacity of the facility is approximately 6,000 tons per year of structural and miscellaneous steel. Mound had been previously known as Mound Steel Corporation, which was started at the same location in 1964.

Mound is focused on the fabrication of metal products. Mound produces structural steel, miscellaneous metals, steel stairs, railings, bar joists, metal decks and the erection thereof. Fabricated products are sold to general contractors and industrial customers throughout the United States. Substantially all work is to order and no unsold inventories of finished products are maintained. All sales contracts are firm fixed-price contracts and are normally competitively bid against other suppliers.

This subsidiary’s customers are typically U.S. based companies and institutions that require large structural and miscellaneous steel fabrication including major new building construction. Customers are typically located within a one-day drive from the Company’s facilities; however, the Company is able to reach 70% of the U.S. population within a one-day drive from the Ohio location, yielding a significant potential customer base. Marketing of the subsidiary’s products is done by advertising in industry directories, word-of-mouth from existing customers, and by the dedicated efforts of in-house sales staff monitoring business development opportunities within the Company’s region. Large clients typically work with the Company on a continual basis for most of their fabricated metal needs.

OIL DISTRIBUTION SEGMENT

Lee Oil Company, Inc. and its wholly owned subsidiaries of Lee’s Food Marts, LLC, Lee Enterprises, Inc., and Premium Homes, Inc., (collectively “Lee Oil”) are headquartered in Middlesboro, KY. Lee Oil serves as wholesaler and retailer of motor fuel. In addition, through subsidiaries, it operates convenient stores.

Lee Oil was started in 1988 as a two person operation and has grown to currently operating 24 convenience stores and selling approximately 35 million gallons of product through a combination of both retail and wholesale operations.

Lee Oil Company is incorporated in the Commonwealth of Virginia and has been domesticated in both the State of Tennessee and the Commonwealth of Kentucky. Lee’s Food Marts, LLC was organized in the State of Tennessee while Lee Enterprises, Inc was incorporated in the Commonwealth of Kentucky. Currently, operations are centered in the Southeastern portion of Kentucky, the Northeastern portion of Tennessee, and the Southwestern portion of Virginia.

Lee Oil Company operates as both a wholesaler and retailer while the two of the subsidiaries operate only retail locations selling directly to the public. The retail locations we operate are branded by one of the major oil companies. We currently have the ability to brand a store one of three different brands: BP, Marathon, and ExxonMobil.

Lee Oil is focused on the distribution of petroleum products and that has taken a number of different forms. We currently operate the 24 convenient stores mentioned above and sell products on a consignment basis through a number of other stores. We also deliver products directly to other retail locations, home heating customers, and other customers ranging from mining operations to local school districts.

STEEL DISTRIBUTION SEGMENT

Heartland Steel is incorporated in the State of Ohio. Operations were limited during 2009 while construction of a new warehouse and office took place on the property located in Washington Court House. Plans are for this service center to be able to service clients primarily within 200 miles of the warehouse. This allows deliveries to be made by a single driver in one day. The products supplied range from the basic steel beams to customized steel plates cut to a customer’s specifications.

Competition at Mound

Competition overall in the U.S. steel fabrication industry has been reduced by approximately 50% over the last few years due to economic conditions leading to the lack of sustained work. Larger substantial work projects have declined dramatically with the downturn in the economy. Given the geographical operating territory of the Company, foreign competition is not a major factor. In addition to competition, steel pricing represents another significant challenge. The cost of steel, our highest input cost, has seen significant fluctuations in recent years. The Company will manage this challenge by stockpiling the most common steel component products and incorporating price increases in job pricing as deemed appropriate.

Price, quality, delivery and service are the primary competitive factors in all markets that Mound serves and vary in relative importance according to the product category and specific customer.  Mound Technologies, Inc. differentiates itself from other steel fabricators by maintaining high quality standards as evidenced by certification through the American Institute of Steel Construction as well as the Canadian Welding Bureau.

Competition at Lee Oil

The retail fuel business is driven almost exclusively by the price and availability of product. The motoring public demands that the price we charge for the products we sell be in line with those of our competitors. The days of being able to charge a higher amount for “branded” products over the “unbranded” products are gone. Anytime our prices get out of line with our competitors, we can see a quick and dramatic change in the volume of that particular store.

The wholesale side of the fuel business doesn’t necessarily depend as much on price as the availability and dependability of being able to make deliveries of the products requested in a timely fashion over and over again. Customers depend on these deliveries in order to continue operations and schedule their shipments to arrive just prior to running out of product.

The “Big Box” outlets such as Wal-Mart and Kroger getting into the fuel business have had a dramatic effect on the overall competition remaining. Many distributors have ceased operations over the last 10 years and many more may do so in the near future due mainly to the operational margins being squeezed as more and more of these high volume and low margin outlets are brought into the market.

Competition at Heartland Steel

Heartland Steel is a wholesaler of steel products and would be subject to intense competition from others in the wholesale arena. As with most wholesale operations, being able to deliver a product in a timely fashion and at a reasonable price when compared to your competition is critical. Heartland Steel can also provide customized steel plate as part of the product line and this side of the business relies less on price and more on being able to meet certain specifications detailed by the customer. We believe Heartland Steel may be competitive in price against our competitors in the wholesale area of the business and we hope to be able to provide customized products not currently available in the region.

Regulation

All operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment. We expect to expend substantial amounts in the future to achieve or maintain ongoing compliance with U.S. federal, state, and local laws and regulations, including the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the Resource Conservation and Recovery Act (RCRA), the Clean Air Act, and the Clean Water Act. These environmental expenditures are not projected to have a material adverse effect on our financial position or on our competitive position since others within our businesses are subject to the same environmental requirements. These laws, rules, and regulations may affect the way we conduct our operations, and failure to comply with these regulations could lead to fines and other penalties.

The Comprehensive Environmental Response, Compensation and Liability Act, referred to as “CERCLA” or the Superfund law, and comparable state laws impose liability, without regard to fault on certain classes of persons that are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of hazardous substances that have been released at the site. Under CERCLA, these persons may be subject to joint and severe liability for the costs of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the costs of some health studies. In addition, companies that incur liability frequently confront additional claims because it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

The federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, referred to as “RCRA”, generally does not regulate most wastes generated by the exploration and production of oil and natural gas because that act specifically excludes drilling fluids, produced waters and other wastes associated with the exploration, development or production of oil and gas from regulation as hazardous wastes. However, these wastes may be regulated by the EPA or state agencies as non-hazardous wastes as long as these wastes are not commingled with regulated hazardous wastes. Moreover, in the ordinary course of our operations, industrial wastes such as paint wastes and waste solvents as well as wastes generated in the course of our providing well services may be regulated as hazardous waste under RCRA or hazardous substances under CERCLA.

We currently own or lease, and have in the past owned or leased, a number of properties that have been used for many years in the storage of certain petroleum products. Although we have utilized operating and disposal practices that were standard in the industry at the time, there is the possibility that activities on or products stored in these facilities may have resulted in the disposal or release of hydrocarbons or other wastes on or under these properties. In addition, we own or lease properties that in the past were operated by third parties whose operations were not under our control. These properties and the hydrocarbons or wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes or property contamination. We believe that we are in substantial compliance with the requirements of CERCLA and RCRA.

Supplies

We depend on continued access to reliable supplies of various material and products in all segments of our business. We believe there will be adequate sources of these supplies in order to meet our near term needs, although probably at prices that can fluctuate greatly in a very short period of time.

Employees

At December 31, 2010, we had approximately 230 full-time employees. None of our employees are represented by a union or covered by a collective bargaining agreement. We believe that our relationship with our employees is good.

Our success is dependent, in part, upon our ability to attract and retain qualified management and technical personnel and subcontractors. Competition for these personnel is intense, and we will be adversely affected if we are unable to attract key employees. We presently do not have a stock option plan for key employees and consultants.

Customers

Overall, our management believes that long-term we are not dependent on a single customer. While the loss of any substantial customer could have a material short-term impact, we believe that our diverse distribution channels and customer base should reduce the long-term impact of any such loss.

ITEM 1A                   RISK FACTORS

As a smaller reporting company, we are not required to include disclosure under this item.

ITEM 1B                   UNRESOLVED STAFF COMMENTS

As a smaller reporting company, we are not required to include disclosure under this item.

ITEM 2                      PROPERTIES

The following properties are used in the operation of our business:

Corporate

Our principal executive and administrative offices are located at 1005 N. 19th Street in Middlesboro, Kentucky 40965.  Our phone number is (606) 248-7323.  We are currently utilizing space available at Lee Oil’s main office in an effort to save costs at the corporate level and promote a more centralized organization with direct oversight of ongoing operations.

Steel Fabrication

The main facility being used by Mound is an approximately 39,000 square feet building located at 25 Mound Park Drive, in Springboro, OH. This facility accommodates both the office and manufacturing plant for Mound.

Bulk Plants

Lee Oil owns two bulk plants for the storage and distribution of petroleum products. The main plant is located at 1005 N. 19th Street in Middlesboro, KY. The second plant is located on Hwy 58 in Jonesville, VA.  These two plants serve the wholesale side of the business as well as providing the needed office space at both locations.

Retail Operations

The following chart details the number of retail sites that we currently lease or own. Two of the stores we show as being owned are actually being run through independent dealers and we split the profit from the sale of the products in lieu of rental payments.

	Number of	Number of	Remaining Lease	Remaining Lease
State	Owned Sites	Leased Sites	< 3 Years	> 3 Years
Tennessee	8	9	6	3
Kentucky	3	2	2	0
Virginia	2	2	1	1
	13	13

Most of our retail fuel and convenience store leases are net leases requiring us to pay taxes, insurance and maintenance costs. Of the leases that expire in less than three years, we anticipate that we will be able to negotiate acceptable extensions of the leases for those locations that we intend to continue operating. We believe that none of these leases are individually material.

Heartland Steel

Heartland Steel, is situated on approximately 38 acres of property located at 1629 Old US 35 SE, Washington Court House, OH 43160. Our plant is 59,000 square feet, which includes the warehouse/plant and office.  The actual warehouse was designed and built specifically with the loading and unloading of steel beams in mind. Dual drive-through passages at the end of the warehouse that are large enough to accommodate full sized tractor and trailer loads of steel as well as four overhead cranes help with the movement of these heavy beams and other inventory related items.

ITEM 3                      LEGAL PROCEEDINGS

In the normal course of our business, we and/or our subsidiaries are named as defendants in suits filed in various state and federal courts. There is no past, pending or, to our knowledge, threatened litigation or administrative action, including any litigation or action involving our officers, directors, or other key personnel, which has or is expected by our management to have a material effect upon our business, financial condition or operations.

ITEM 4                      REMOVED AND RESERVED

PART II

ITEM 5              MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has been quoted on the OTC Markets since August 2002. Our symbol is "HTLJ". For the periods indicated, the following table sets forth the high and low bid prices per share of common stock. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

	HIGH	LOW

FISCAL YEAR ENDED DECEMBER 31, 2010

First Quarter	0.60	0.20
Second Quarter	0.38	0.24
Third Quarter	0.27	0.15
Fourth Quarter	0.25	0.11

FISCAL YEAR ENDED DECEMBER 31, 2009

First Quarter	0.50	0.20
Second Quarter	0.56	0.28
Third Quarter	1.16	0.30
Fourth Quarter	1.02	0.30

Holders of Shares of Common Stock

The Company has authorized 100,000,000 shares of common stock with a par value of $.001 per share.  As of December 31, 2010, the Company had 36,353,648 shares of common stock outstanding.  As of March 2, 2011, there were approximately 671 stockholders of record of our common stock. This does not reflect those shares held beneficially or those shares held in "street" name.

We did not pay cash dividends in the past, nor do we expect to pay cash dividends for the foreseeable future. We anticipate that earnings, if any, will be retained for the development of our business.

As described in the Form 8-K filed with the SEC on December 23, 2009, the common shares were split 1:2 in a reverse stock split that became effective on January 19, 2010. This reverse stock split reduced the number of shares issued and outstanding by approximately 22 million shares. This reverse stock split had no effect on the shares authorized.

Preferred Stock

The Company has 5,000,000 shares of preferred stock authorized with a par value of $.001. The preferred stock has a face value of $0.25 per share and the basis of conversion is two shares of the Company’s common stock for each share of preferred stock.  The preferred stock has liquidation priority rights over all other stockholders.  The preferred shares can be converted at any time at the option of the stockholder, but will convert automatically at the end of three years into the Company’s common stock.

Beginning in the first quarter of 2010 and continuing through the second quarter of 2010, all the preferred shares outstanding at December 31, 2009 were converted into common shares either at the shareholders request or through the automatic conversion feature as stated above. The actual conversion was 610,000 shares of preferred shares being converted in the first quarter and 1,760,000 being converted in the second quarter. As of December 31, 2010 there was no preferred stock outstanding.

Warrants

The preferred shares include a Series A and Series B common stock purchase warrant.  The Series A warrant allows the holder to purchase 20% of the number of preferred shares purchased at $0.75 per share; the Series B warrant allows the holder to purchase 20% of the number of preferred shares purchased at $1.00 per share. Both series of warrants are exercisable over a three-year period.  The Company can call in the warrants after 12 months if the price of the common stock in the market is 150% of the warrant price for 10 consecutive days. The company had 2,370,000 shares of Series A Convertible Preferred Stock issued and outstanding as of December 31, 2009. All the preferred shares outstanding at December 31, 2009 were converted into common shares in 2010.

All Series A and Series B unexercised warrants associated with the preferred shares were eliminated with the conversion of the preferred shares into common shares as described above. No warrants associated with the preferred shares were exercised.

Transfer Agent

The Company’s transfer agent and registrar of the common stock is Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

Options

The Company has two employee non-statutory stock option agreements. As detailed in Form 8-K filed on June 28, 2007, option one was granted with Board approval to Terry L. Lee and contains the option to purchase 911,252 shares of common stock at an exercise price of $0.66 over a pro-rata four year basis. All shares issued under this option would be restricted and any portion of the option not exercised by June 26, 2024 will expire.

The second employee non-statutory stock option agreement was granted with Board approval to Randy Frevert and contains the option to purchase 250,000 shares of common stock at an exercise price of $1.00 over a pro-rata five-year basis. All shares issued under this option would be restricted and any portion of the option not exercised by December 31, 2013 will expire.

As of January 19, 2010, these two options have been adjusted to reflect the one for two reverse stock split that went into effect on that date.  Both the number of shares made available under the option and exercise price have been adjusted to reflect the reverse split with both options having the number of shares available cut in half and option price doubled.

Penny Stock Considerations

Because our shares trade at less than $5.00 per share, they are “penny stocks” as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $100,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

•
Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

•	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;
•
Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer’s account, the account’s value and information regarding the limited market in penny stocks; and

•
Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction, prior to conducting any penny stock transaction in the customer’s account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Dividends

We do not anticipate paying dividends on any common shares of stock in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the Board of Directors deems relevant. The outstanding preferred shares of stock do carry an annual 10% stock dividend until converted at the option of the stockholder or automatically after three years from the date of purchase. All stock dividends relating to the preferred shares have been paid and no further dividends are expected.

Recent Sales of Unregistered Securities

During the year ended December 31, 2010, the Company authorized total issuances of 14,400,342 shares of common stock. The issuances related to the following:

Description	Quantity
Stock Dividends	61,791
Preferred Share Conversions	1,185,000
Board Compensation	142,439
Conversion of Debt	11,111,112
Employment Incentives	1,250,000
Premium Home Purchase	650,000
14,400,342

We relied upon Section 4(2) of the Securities Act of 1933, as amended for the above issuances. We believed that Section 4(2) was available because:

•	None of these issuances involved underwriters, underwriting discounts or commissions;
•	We placed restrictive legends on all certificates issued;
•	No sales were made by general solicitation or advertising;
•	Sales were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment.

Issuer Purchases of Equity Securities

The Company did not repurchase any of its securities during the year ended December 31, 2010.

ITEM 6.          SELECTED FINANCIAL DATA

ITEM 7.          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements for the year ended December 31, 2010 included with this Form 10-K.  The following discussion and analysis provides certain information, which the Company’s management believes is relevant to an assessment and understanding of the Company’s results of operations and financial condition for the year ended December 31, 2010. The statements contained in this section that are not historical facts are forward-looking statements that involve risks and uncertainties.  Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as  “believes,” “expects,” “may,” “will,” should” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.  From time to time, our representatives or we have made or may make forward-looking statements, orally or in writing.  Such forward-looking statements may be included in our various filings with the SEC, or press releases or oral statements made by or with the approval of our authorized executive officers.

These forward-looking statements, such as statements regarding anticipated future revenues, capital expenditures and other statements regarding matters that are not historical facts, involve predictions.  Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.  We do not undertake any obligation to publicly release any revisions to these forward-looking statements or to reflect the occurrence of unanticipated events.  Many important factors affect our ability to achieve our objectives, including, among other things, technological and other developments within a given field, intense and evolving competition, the lack of an “established trading market” for our shares, and our ability to obtain additional financing, as well as other risks detailed from time to time in our public disclosure filings with the SEC.

Overview

The Company currently manages its business as three operational segments and files as a consolidated entity. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers. The three operational segments we currently report are:

•
Mound – Steel Fabrication – Primarily focused on the fabrication of metal products including structural steel, steel stairs and railings, bar joists, metal decks, and other miscellaneous steel products.

•	Lee Oil – Oil Distribution – Primarily focused on the wholesale and retail distribution of petroleum products including those sold to the motoring public through our retail locations.
•	Heartland Steel – Steel Distribution – Primarily focused on the wholesale distribution of steel products to steel fabricators and contractors.

Our Board of Directors and CEO have developed a plan of action that we believe will allow us to concentrate on running the business in a manner that promotes the long term growth and expansion of the business rather than attempting to grow only the top line number. The simple fact that petroleum and steel prices can fluctuate greatly in a very short period of time forces us to overlook fluctuations in dollar sales from period to period in favor of the actual units being sold and reducing the costs associated with the units actually being sold. We believe the evidence of our commitment to this plan of action is represented in the accompanying financial reports.

Recent Developments

On June 3, 2009, the Company purchased a piece of property located at 3259 Highway 25E in Tazewell, TN for the gross selling price of $888,856. The location was a former convenience store known as Get-It-Go Chevron and competed against one of our sites across the road. With this purchase, we were able not only to move our old site into a larger and more modern facility, but also eliminate one of the competitors at the same time. The purchase was funded primarily by a loan in the amount of $626,384 through Commercial Bank of Harrogate, TN. The Company’s CEO is also the CEO of Commercial Bank.

On December 8, 2009, the Company converted a construction loan in the amount of $2,400,000 used to build the new warehouse and office for Heartland Steel into a regular twenty-year installment loan. Interest on the construction loan was capitalized and interest from the conversion date forward will be expensed. The new warehouse and adjoining office is located at 1629 Old US 35 SE, Washington Court House, OH. Total cost allocated to the building was $2,014,229 with the cost allocated to the lot being $441,248. The loan was provided through Commercial Bank of Harrogate, TN. The Company’s CEO is also the CEO of Commercial Bank.

On October 1, 2010, the Company entered into and closed a Sale of Membership Interest Agreement with Terry L. Lee and Lee Holding Company, L.P. Details of which were filed on Form 8-K with the SEC on November 4, 2010. Since the filing, it has been determined that the value assigned to the shares exchanged in this transfer would have to be valued at net book value of the transferred assets rather than fair market value and the $10,000 cash would be reclassified as an intercompany transfer of capital. This change has been recorded in the financials and the assets and liabilities were recorded at the book value of $10,023 as of the time of the transfer.

On November 1, 2010, the Company entered into and closed a Shares for Debt Agreement with Gary Lee and Lee Holding Company, L.P. Details of which were filed on Form 8-K with the SEC on November 4, 2010. The company exchanged an aggregate total of 11,111,112 shares of the Company’s common stock in exchange for a partial settlement of the debt owed to each party. The parties agreed that the shares would be valued at $0.18 per share and the debt reduced would be an aggregate amount of $2,000,000.

Critical Accounting Policies

Our consolidated financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States (“GAAP”). GAAP requires the use of estimates; assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues, and expenses being reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note B of our consolidated financial statements. While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our consolidated financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause effect on our consolidated results of operations, financial position or liquidity for the periods presented in this report.

Revenue Recognition

Mound
Mound recognizes revenues from fixed-price and modified fixed-price construction contracts on the percentage-of-completion method, measured by  the percentage  of  total cost  incurred  to  date  to estimated total cost for each contract.

Lee Oil and Heartland Steel
Lee Oil and Heartland Steel recognize revenue at the point of sale or upon delivery of the petroleum or steel products being sold.

Environmental Matters

All operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment. We expect to expend in the future, substantial amounts to achieve or maintain ongoing compliance with U.S. federal, state, and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act (RCRA), the Clean Air Act, and the Clean Water Act. These environmental expenditures are not projected to have a material adverse effect on our financial position or on our competitive position with respect to other similarly situated competitors being subject to the same environmental requirements.

Tax Loss Carry Forward

Because of our tax operating losses in past taxing periods, we have accumulated a net operating loss carry-forward (“NOL”) for federal income tax a purpose that, at December 31, 2010, was approximately $4,000,000. Since United States tax laws limit the time during which an NOL may be applied against future taxable income and tax liabilities, we may not be able to take full advantage of our NOL carry-forward for federal income tax purposes. The carry-forward will expire during the period 2025 through 2030 if not otherwise used. A change in ownership, as defined by federal income tax regulations, could significantly limit the company’s ability to utilize its carry-forward. If we achieve sustained profitability, which may not occur, the use of net operating loss carry-forwards would reduce our tax liability and available cash resources. When all NOLs have been used or have expired, we would again be subject to increased tax expense.

Deferred Tax Assets

In assessing the ability of the Company to realize the benefit of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management’s evaluation of the ability of the Company to realize the benefit of the deferred tax assets must consider both positive and negative evidence. The weight given to the potential effects of positive and negative evidence is based on the extent to which it can be objectively verified. During the fourth quarter of 2008, we reversed the valuation allowance related to the NOLs and other temporary items totaling approximately $1,806,000 as we determined it was more likely than not that we would be able to use the assets to reduce future tax liabilities. The reversal resulted in recognition of an income tax benefit.

Vendor Incentive Recognition

Lee Oil participates in multiple vendor incentive programs through our three primary branded suppliers of BP Oil Products (“BP”), Marathon Petroleum Company (“Marathon”) and ExxonMobil Corporation (“Exxon”). These incentives usually consist of upgrading certain equipment or re-imaging sites to meet new standards put forth by the suppliers. As this equipment is received or the improvements made to the sites, we may receive funds in advance, be reimbursed for monies already paid, or actually receive upgraded equipment directly from the supplier. These programs usually require repayment if a particular site fails to meet certain expectations and standards or if the site is debranded within a given period of time (usually 5-10 years). The amounts earned or received under these programs are accrued when they are received or deemed probable and can be reasonably measured. We recognize the full liability of these advance payments on the books at the time of the advancement and ratably remove them over the remaining time period covered in the programs. At December 31, 2010, we have a recognized liability of $734,108 with an estimated current liability amount of $191,187.

Failure to achieve requirements set forth by the vendors could result in the debranding of a particular site and the requirement of having to repay any incentives previously advanced on that site. In addition to the debranding of particular sites, failure to meet contracted volume due to decreased volume if a particular site is debranded could result in the cancellation of the actual supplier contracts. We do not believe any of these incentive programs are individually material and deem the likelihood of having a supplier contract cancelled for failure to meet volume requirements to be unlikely. The reduction to the liability account is recorded as other income since the reduction is related more to a length of time having expired rather than directly with any product being sold.

Results of Operations

Significant Changes

The most significant change with respect to operations from 2009 to 2010 would be the increase in operational costs with the most significant increase being in the Heartland Steel segment of the business. Operational costs overall were expected to rise in the year to some degree, but not in the magnitude incurred. We are currently looking at means of lowering the operational costs going forward.

Interest Expense was expected to rise since all interest associated with the Heartland Steel construction is now being expensed rather than capitalized as during the construction of the building in 2009.

Revenues. Revenues increased for the year ended December 31, 2010 to $99,106,704 from $91,094,672 for the year ended December 31, 2009 primarily due to increases in oil and steel prices during the year. We expect major fluctuations in the revenue line anytime oil and steel prices change.

Cost of Goods Sold. Cost of Goods Sold increased for the year ended December 31, 2010 to $90,031,105 from $81,871,293 for the year ended December 31, 2009.  This increase was slightly greater extent than Revenues increased. This also can be explained with costs of delivery going up with the oil price increases.

Gross Margins. Gross margin is what we consider to be the benchmark top-line number rather than Revenues. Revenues fluctuate too greatly to get a true base-line number for comparisons from year to year. Gross margins were actually down about $70,000 in 2010 from the 2009 levels. This would equate to less than a 1% drop from the previous year, but a change we actually thought should have been to the positive rather than the negative.  The weak market is forcing more competitive pricing on the opportunities that are available. This downward pressure on pricing may continue until the market softens back up.

Operational Expenses. As stated above, the increase in operational expenses from 2009 to 2010 levels is the primary reason for the large losses posted in the current year and we are currently looking at means of lowering them. These expenses increased in 2010 approximately $1.27 million over 2009 levels. Non-cash items such as depreciation and stock compensation made up about $300,000 of this difference from 2009 to 2010.  The largest operational segment difference was Heartland Steel. Problems with the burning table have lead to lost revenues as well as additional expenses. These continue to be a short-term problem. Another item included here now would be the interest expense that had been capitalized during construction and is now being expensed. The interest expense is expected to continue well beyond the current period.

Income Taxes. The only benefit to having a large operating loss would be the potential benefit in future periods relating to income taxes. We posted a large income tax benefit in the current period that will hopefully be of a major benefit in future periods.

See Note I of the financial statements for more information regarding income taxes.

Corporate Overhead. Corporate expenses for 2010 came in close to estimates.

Liquidity and Capital Resources

Sources of Liquidity

As of December 31, 2010, the Company had working capital of $2,490,874. The large change from working capital in 2010 versus 2009 would be the classification of the Choice note as short-term liability since it will come due later in the year. We would expect to refinance to the Choice note resulting in it being classified as a long-term liability. The Company used cash in operating activities of $163,359 for the year December 31, 2010 relating primarily to the increase in accounts receivable and inventory. The timing of our collection of accounts receivable and payments of our accounts payable is one of the principal influences on our cash flow from operations. We typically sell our products and services on short-term credit terms. We try to minimize our credit risk by performing credit checks, obtaining letters of credit in certain instances, and conducting our own collection efforts. Our accounts receivable, net of allowance for doubtful accounts, was $6,985,546 and $5,787,781 at December 31, 2010 and 2009, respectively.

The Company used $597,706 in cash for investing activities for the year ended December 31, 2010.  The use of these funds was primarily attributable to the purchase of equipment for operational activities.

The Company used $554,810 in cash from financing activities for the period ended December 31, 2010 primarily through payments on notes.

Our principal sources of liquidity would be the cash available and collections from our accounts receivables. As of December 31, 2010 these two items totaled approximately $8.1 million. We believe this is sufficient to meet our short-term liquidity requirements. We also believe cash provided from operating activities will be a great source of liquidity going forward, but would seek outside financing for any major expansion, betterment project, or possible future acquisitions as these would be considered long term projects.

As of December 31, 2010, the Company expects that that cash on hand, cash generated by operations, and available bank borrowings will be sufficient to pay trade creditors, operating expenses in the normal course of business, and to meet all of its bank and subordinate debt obligations for the next 12 months.

It is our belief that our stock is currently undervalued and that we are better suited to fund current projects through cash provided from operations and financing rather than attempting to sell what we believe to be an undervalued asset and further dilute the securities.

One of the Company’s sources of financing is Commercial Bank of Harrogate, TN. Terry Lee, the Company’s CEO, is also the CEO of Commercial Bank. Related party transactions with Commercial Bank are pointed out in NOTE E and Note F of the financial statements and described herein:

	Expiration	Interest
	Date	Rate	2010	2009

Bank Notes

Commercial Bank (1)	4/18/11	6.50%	1,984	7,735

Commercial Bank (1)(10)	6/27/28	6.00%	1,075,207	1,109,296

Commercial Bank (1)	6/3/29	6.25%	601,883	616,792

Commercial Bank (1)(12)	1/26/25	6.00%	289,614	-

Commercial Bank (1)	5/5/15	7.00%	27,007	-

Commercial Bank (1)(7)	9/1/30	3.26%	839,680	861,538

Commercial Bank (1)	4/23/13	8.00%	15,182	20,677

Commercial Bank (1)	2/8/14	6.50%	31,753	40,390

Commercial Bank (1)	1/1/14	6.00%	23,357	29,935

Commercial Bank (1)(7)	6/8/29	3.26%	2,375,079	2,394,133

Commercial Bank (1)	3/21/11	8.00%	50,000	-

Lee Holding Company (3)	10/1/28	8.00%	$550,850	$1,582,391

Gary D. Lee (4)	10/1/28	8.00%	550,850	1,582,391

Helen Miller (5)	4/15/13	0.00%	113,243	163,069

Lee Holding Company (3)(11)		8.50%	355,385	-

(1) Related Party - Terry Lee - CEO of Commercial Bank and CEO of the Company
(2) Intentionally left blank
(3) Related Party – Terry Lee, Managing Partner of Lee Holding Company and CEO of the Company
(4) Related Party – Gary Lee, Vice-President of Lee Oil and relative of Terry Lee, CEO of the Company
(5) Related Party – Relative of Tom Miller, President of Mound
(6) Intentionally left blank
(7) The Company has interest rate swap agreements for these notes (see NOTE F).
(8) Intentionally left blank
(9) Intentionally left blank
(10) Interest rate is fixed until June 2013 at which time the rate will become variable, computed at 6% above federal discount rate. The rate is adjusted annually after October 2014, cannot exceed 15.5% and cannot change by more than 2% annually.

(11) Floor plan loan for manufactured home sales. Repayment due upon sale of manufactured home inventory.
(12) Interest rate is fixed until January 2015 at which time the rate will become variable, computed at 6% above federal discount rate. The rate is adjusted annually after January 2015, cannot exceed 15.5% and can not change by more than 2% annually.

During 2010, the Company entered into two interest rate swap agreements with Commercial Bank, a related party, for notes payable with a notional amount of $3,214,759 at December 31, 2010. The notes payable bear a variable interest rate of LIBOR plus 3%, or 3.26% at December 31, 2010. The agreements convert the company’s floating-rate debt to a fixed rate basis of 5.82%. These agreements became effective October 1, 2010 with a termination date of September 1, 2020.

Trends

Management is not aware of any trends or uncertainties that could have a material effect on the Company’s ability to meet future obligations other than the price of the commodities themselves. Steel and petroleum products have both moved dramatically in price over the year and we see this trend continuing into the future. Since our competitors would be faced with these same fluctuations in price, we do not see it having a material effect on our ability to continue operations and meet future obligations.

Subsequent Events

On January 18, 2011, Lee Holding Company, L.P., Gary Lee, Thomas C. Miller, Terry Lee, Randy Frevert, and Mitchell Cox, transferred their shares of common stock of Heartland, Inc. held by each party to Diversified Companies, Inc. a Virginia corporation that is owned by such parties. This transaction was reported to the SEC with form 8-K on January 20, 2011.

Off-Balance Sheet Arrangements

At December 31, 2010, the Company did not have any off-balance sheet liabilities or other contractual obligations that are reasonably likely to have a current or future material effect on our financial condition.

ITEM 8.                      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

HEARTLAND, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Heartland, Inc.

We have audited the accompanying consolidated balance sheets of Heartland, Inc. and Subsidiaries (the Company) as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements; assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Heartland, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Coulter & Justus, P.C.

Knoxville, TN
March 23, 2011

HEARTLAND, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,
	2010	2009

CURRENT ASSETS
Cash and cash equivalents	$1,089,035	$2,404,910
Accounts receivable, net	6,985,546	5,787,871
Costs and estimated earnings in excess of billings on uncompleted contracts	630,359	166,884
Inventory	4,008,178	4,132,358
Prepaid expenses and other	2,000	1,000
Deferred income taxes	156,434	138,570
Total current assets	12,871,552	12,631,593

PROPERTY, PLANT AND EQUIPMENT
Land	2,719,267	2,716,217
Buildings and improvements	7,240,688	7,155,712
Plant equipment	878,491	873,436
Equipment	3,572,551	3,197,846
Equipment at customers' location	1,065,629	1,017,380
Office equipment	260,379	225,678
Total property, plant and equipment	15,737,005	15,186,269
Less: Accumulated depreciation	(3,310,503)	(1,983,942)
Net property, plant and equipment	12,426,502	13,202,327

OTHER ASSETS
Deferred income taxes	957,798	356,703
Other assets	48,695	68,428
Total other assets	1,006,493	425,131

Total assets	$26,304,547	$26,259,051

See accompanying notes to consolidated financial statements.

HEARTLAND, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31,
	2010	2009

CURRENT LIABILITIES
Accounts payable	$4,460,294	$3,506,792
Accrued expenses	319,591	313,367
Lines of credit	1,175,000	1,175,000
Current portion of notes payable	3,426,368	638,792
Current portion of notes payable to related parties	671,558	279,267
Current portion of unearned supplier incentives	191,187	161,387
Billings in excess of costs and estimated earnings on uncompleted contracts	136,680	201,943
Total current liabilities	10,380,678	6,276,548

LONG-TERM LIABILITIES
Notes payable, less current portion	2,441,845	5,831,105
Notes payable to related parties, less current portion	6,229,516	8,137,819
Unearned supplier incentives, less current portion	542,921	632,207
Total long term liabilities	9,214,282	14,601,131

STOCKHOLDERS’ EQUITY
Preferred stock $0.001 par value 5,000,000 shares authorized,
0 and 2,370,000 shares issued and outstanding at December 31, 2010
and 2009 respectively	-	2,370
Additional paid-in capital – preferred stock	-	713,567
Common stock, $0.001 par value 100,000,000 shares
authorized; 36,353,648 and 21,953,306 shares issued and
outstanding at December 31, 2010 and 2009, respectively	36,354	21,953
Additional paid-in capital – common stock	20,536,976	17,439,553
Accumulated deficit	(13,863,743)	(12,796,071)
Net stockholders’ equity	6,709,587	5,381,372

Total Liabilities and Stockholders’ Equity	$26,304,547	$26,259,051

See accompanying notes to consolidated financial statements.

HEARTLAND, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2010	2009
REVENUE - SALES	$99,106,704	$91,094,672
Revenues - sales to related parties	1,134,453	1,056,709
Cost of goods sold	(90,031,105)	(81,871,293)
Gross Profit	10,210,052	10,280,088
EXPENSES
Selling, general and administrative expenses	9,835,092	8,660,504
Depreciation and amortization	1,371,093	1,278,784
Total Expenses	11,206,185	9,939,288
NET OPERATING (LOSS) INCOME	(996,133)	340,800
OTHER INCOME (EXPENSE)
Other income	438,095	347,186
(Loss) gain on disposal of property, plant and equipment	(2,438)	189,892
Interest expense	(537,386)	(495,146)
Interest expense to related parties	(572,674)	(414,596)
Net Other Expenses	(674,403)	(372,664)
LOSS BEFORE INCOME TAXES	(1,670,536)	(31,864)
INCOME TAXES
Federal income tax benefit (expense), deferred	518,669	(18,320)
State income tax benefit (expense), current	4,462	(93,404)
State income tax benefit, deferred	100,290	13,641
NET LOSS	(1,047,115)	(129,947)
LESS: Preferred Dividends	(20,557)	(59,250)
NET LOSS AVAILABLE TO COMMON STOCKHOLDERS	$(1,067,672)	$(189,197)

Net Loss per Share:
Basic	$(0.04)	$(0.00)
Diluted	$(0.04)	$(0.00)
Weighted Average Shares Outstanding:
Basic	24,214,564	22,256,016
Diluted	24,214,564	22,256,016

See accompanying notes to consolidated financial statements.

HEARTLAND, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,047,115)	$(129,947)
Adjustments to reconcile net loss to cash flows used in operating activities
Stock issued for services and settlement	10,023	39,990
Loss (gain) on disposal of property, plant and equipment	2,438	(189,892)
Depreciation and amortization	1,371,093	1,278,784
Share-based compensation	365,308	300,308
Deferred income taxes	(618,959)	4,679
Changes in assets and liabilities
Accounts receivable	(1,197,675)	(901,993)
Costs in excess of billings on uncompleted contracts	(463,475)	(27,992)
Inventory	501,807	(1,356,723)
Prepaids and other	(1,000)	(1,000)
Accounts payable	953,502	765,357
Accrued expenses	6,224	(344,512)
Other assets	19,733	(316)
Billings in excess of costs on uncompleted contracts	(65,263)	(291,359)

NET CASH USED IN OPERATING ACTIVITIES	(163,359)	(854,616)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposition of property, plant, and equipment	5,000	260,000
Net payments for property, plant and equipment	(602,706)	(4,294,985)

NET CASH USED IN INVESTING ACTIVITIES	(597,706)	(4,034,985)

See accompanying notes to consolidated financial statements.

HEARTLAND, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2010	2009

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	$23,979	$5,437,939
Payments on notes payable	(633,407)	(2,104,183)
Proceeds from related party notes payable	380,500	-
Payments on related party notes payable	(266,396)	(132,149)
Unearned supplier incentives	(59,486)	(8,788)
NET CASH (USED IN) PROVIDED BY FINANING ACTIVITIES	(554,810)	3,192,819

DECREASE IN CASH AND CASH EQUIVALENTS	(1,315,875)	(1,696,782)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,404,910	4,101,692

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,089,035	$2,404,910

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$528,071	$495,146
Interest paid to related party notes payable	$573,188	$414,596
Taxes refunded (paid)	$4,462	$(91,153)

NON CASH INVESTING AND FINANCING ACTIVITIES
Amortization of deferred compensation as share based compensation	$100,308	$100,308
Issuance of common stock in payment of convertible promissory notes and interest	$-	$39,990
Issuance of common stock for services and settlement	$265,000	$199,999
Issuance of common stock for dividends	$20,557	$66,723
Issuance of common stock relating to conversion of related party debt	$2,000,000	$-
Issuance of common stock relating to acquisition of Premium Homes	$10,023	$-

See accompanying notes to consolidated financial statements.

HEARTLAND & SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2010 and 2009

			Additional			Additional
	Preferred Stock		Paid-In	Common Stock		Paid-In	Accumulated	Stockholders'
	Shares	Amount	Capital	Shares	Amount	Capital	Deficit	Equity

Balance at January 1, 2009	2,370,000	$2,370	$713,567	21,379,523	$21,380	$17,033,105	$(12,599,401)	$5,171,021

Common Stock Issued	-	-	-	30,628	30	39,960	-	39,990

Preferred Stock Dividends	-	-	-	137,548	138	66,585	(66,723)	-

Share Based Compensation	-	-	-	405,607	405	299,903	-	300,308

Net Loss	-	-	-	-	-	-	(129,947)	(129,947)

Balance at December 31, 2009	2,370,000	$2,370	$713,567	21,953,306	$21,953	$17,439,553	$(12,796,071)	$5,381,372

Common Stock Issued	-	-	-	11,761,112	11,761	1,998,261	-	2,010,022

Preferred Stock Dividends	-	-	-	62,074	62	20,495	(20,557)	-

Preferred Stock Conversions	(2,370,000)	(2,370)	(713,567)	1,185,000	1,185	714,752	-	-

Share Based Compensation	-	-	-	1,392,156	1,392	363,916	-	365,308

Net Loss	-	-	-	-	-	-	(1,047,115)	(1,047,115)

Balance at December 31, 2010	-	$-	$-	36,353,648	$36,353	$20,536,977	$(13,863,743)	$6,709,587

See accompanying notes to consolidated financial statements.

HEARTLAND, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE A - PRINCIPLES OF CONSOLIDATION AND NATURE OF BUSINESS

The consolidated financial statements include the accounts of Heartland, Inc. (“Heartland”) and its wholly owned subsidiaries, Mound Technologies, Inc. (“Mound”), Lee Oil Company, Inc. (“Lee”), and Heartland Steel, Inc. (“HS”). Heartland and its subsidiaries are collectively referred to as the “Company”.

Mound is a regional fabricator of structural and miscellaneous steel, with most projects focused in the State of Ohio. Lee operates a wholesale oil distributorship, multiple retail convenient store locations for service within the tri-state area of Kentucky, Virginia, and Tennessee, and manufactured home distributor in southeast Kentucky. HS is a steel distribution and service center focused in the mid-west market and located in the State of Ohio.

All significant intercompany accounts and transactions have been eliminated.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments held with a maturity of three months or less to be cash equivalents. At December 31, 2010, the Company had approximately $300,000 on deposit with banks in excess of federally insured limits and not otherwise collateralized. Credit risk is subject to the financial strength of these financial institutions.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off all balances that are deemed to be uncollectible. Any account that falls outside of the credit terms specified for that account is subject to a finance charge being placed on the account at the end of each month. This process continues until such time as the account is paid or the amount is written off. The Company generally does not require collateral on accounts receivable except in high risk customers.

Estimates are used in determining the allowance for doubtful accounts and are based on historical collection experience and current trends. Management periodically evaluates the standard allowance estimation methodology for appropriateness and modifies as necessary.  Write off of accounts typically occurs once we have exhausted all efforts to collect the account, which include collection attempts by our employees and outside collection agencies.

For the periods ending December 31, 2010 and 2009, we have estimated the allowance for bad debts to be $60,078 and $115,724, respectively. Accounts receivable at December 31, 2010 included two customers comprising 9% and 6% of the balance. Two customers comprised 12% and 9% of accounts receivable at December 31, 2009.

All sales taxes collected are netted against sales and accrued as a liability.

Inventory
All inventory is carried at the lower of cost or market. Inventory cost for Mound is determined on the First-In, First-Out (FIFO) method. Lee has four classes of inventory: wholesale oil, retail oil, groceries, and manufactured homes. Wholesale oil cost is determined using the average cost method, retail oil cost is determined using the FIFO method, grocery cost is determined using the retail inventory cost method, and manufactured homes are based on the specific identification method. HS uses the FIFO method.

Property, Plant, and Equipment
Property, plant, and equipment is stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided using the straight-line method at rates based on the following estimated useful lives:

Years
Equipment	3 - 10
Buildings & Improvements	15 - 40

HEARTLAND, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Mound
Mound recognizes revenues from fixed-price and modified fixed-price construction contracts on the percentage-of-completion method, measured  by  the percentage  of  total cost  incurred  to  date  to estimated total cost for each contract.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs.  Selling, general, and administrative costs are charged to expense as incurred.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.  Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.  Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.

The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in excess of amounts billed.  The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized.

Lee
Lee recognizes revenue at the point of sale or upon delivery of the products sold.

HS
HS recognizes revenue at the point of sale or upon delivery of the products sold.

Unearned Supplier Incentives
Lee Oil participates in multiple vendor incentive programs through three primary branded petroleum product suppliers, BP Oil Products (“BP”), Marathon Petroleum Company (“Marathon”) and ExxonMobil Corporation (“Exxon”). These incentives usually consist of upgrading certain equipment or re-imaging sites to meet new standards put forth by the suppliers. As this equipment is received or the improvements made to the sites, we may receive funds in advance, be reimbursed for monies already paid, or actually receive upgraded equipment directly from the supplier. These programs usually require repayment if a particular site fails to meet certain expectations and standards or if the site is debranded within a given period of time (usually 5-10 years).

We recognize a liability of these advance payments at the time of the advancement and ratably remove them over the remaining time period covered in the programs. At December 31, 2010, we have a recognized liability of $734,108 with an estimated current amount of $191,187.

Failure to achieve requirements set forth by the vendors could result in the debranding of a particular site and the requirement of having to repay any incentives previously advanced on that site. In addition to the debranding of particular sites, failure to meet contracted volume due to decreased volume if a particular site is debranded could result in the default of the supplier contracts. The reduction to the liability account is recorded as other income since the reduction is not related to the sale of the products.

Loss Per Share
Basic loss per share assumes no dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each period. Diluted loss per share reflects, in periods in which they have a dilutive effect, the effect of common shares issuable upon the exercise of stock options and warrants, using the treasury stock method of computing such effects.

HEARTLAND, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Share-Based Compensation
The Company recognizes the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards.

The Company accounts for stock issued for services using the fair value method. The measurement date of shares issued for service is the date at which the counterparty’s performance is complete.

Fair Values of Financial Instruments
The Company uses financial instruments in the normal course of business.  The carrying values of cash, accounts receivable, inventory, prepaid expenses, bank lines of credit, accounts payable, accrued payroll taxes and other expenses, customer deposits, and unearned supplier incentives approximate their fair value due to the short-term maturities of these assets and liabilities.  The carrying value of notes payable is estimated by management based on discounted cash flow analyses and approximates fair value.

Income Taxes
Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates on the date of enactment.

The Company files Federal and state income tax returns. The Company’s major tax jurisdictions in which it files income tax returns include Federal (United States of America), the State of Ohio, the State of Tennessee, the Commonwealth of Kentucky and the Commonwealth of Virginia. All tax years remain subject to examination by these major tax jurisdictions. The Company’s policy is to classify penalties and interest associated with uncertain tax positions, if any, as a component of its income tax provision.

Shipping and Handling Costs
The Company includes shipping and handling costs associated with inventory purchases in cost of goods sold. Shipping and handling costs associated with inventory sales are included in selling, general and administrative expenses.

Environmental Remediation Costs
Petroleum storage tanks at the Company’s owned and leased facilities are routinely evaluated and inspected for potential leaks as part of the Company’s ongoing monitoring of risks associated with exposure to environmental remediation costs. In addition, by paying annual fees in Tennessee and Kentucky and by complying with Tennessee, Kentucky and Virginia state regulations governing the storage tanks, the Company is able to take advantage of liability limits, provided in the applicable state regulations, for costs of clean-up in the event of a storage tank leak. Management has concluded that the risk of incurring material costs associated with clean-up of a storage tank leak is remote and, as such, no amounts have been accrued in the 2010 or 2009 balance sheets related to environmental remediation liabilities.

Reclassification
Certain amounts in the 2009 Financial Statements have been reclassified to conform to the presentation used in the 2010 Financial Statements.

HEARTLAND, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest Rate Swap Agreements
The Company has entered into interest rate swap agreements to obtain lower fixed interest rates than available through traditional financing. These agreements involve the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The swap agreements qualify as derivative instruments and are recorded at fair value with any gains or losses associated with the derivative instrument recorded in earnings. During 2010, there were no gains or losses associated with the derivatives. See NOTE F for a description of the terms of the agreements.

NOTE C – INVENTORIES

Inventory at December 31 consisted of the following:

	2010	2009

Mound	$1,156,280	$1,202,409
Lee:
Wholesale Fuel	588,203	530,794
Retail Fuel	849,526	674,232
Groceries	907,238	918,983
Manufactured Homes	355,386	-
HS	151,545	805,940
	$4,008,178	$4,132,358

NOTE D - BANK LINE OF CREDIT

Heartland has a $1,200,000 line of credit with Citizens Bank of which $25,000 of the amount was available at December 31, 2010. The line matures November 5, 2011, bears a current interest rate of 5.00% as of December 31, 2010 and is secured by the assets of Heartland. The line has an adjustable interest rate clause that is tied to changes in an independent index which is the Wall Street Prime as printed in the Wall Street Journal and can go no lower than 5.00% and no higher than 18.00%.

NOTE E - NOTES PAYABLE

Notes payable consist of long-term notes entered into with various financial institutions, related parties, or third parties for the purchase of property and equipment with a carrying value of $12,426,502 at December 31, 2010. The assets purchased with these notes serve as collateral for the individual notes as well as substantially all other assets of the Company.

The following tables give the notes and terms along with maturities at December 31:

HEARTLAND, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE E - NOTES PAYABLE (Continued)

	Expiration	Interest
	Date	Rate	2010	2009

Bank Notes

Choice Financial	10/1/11	7.75%	2,977,924	3,100,486

Commercial Bank (1)	4/18/11	6.50%	1,984	7,735

Commercial Bank (1)(10)	6/27/28	6.00%	1,075,207	1,109,296

Commercial Bank (1)	6/3/29	6.25%	601,883	616,792

Commercial Bank (1)(12)	1/26/25	6.00%	289,614	-

Commercial Bank (1)	5/5/15	7.00%	27,007	-

Citizens Bank (6)	6/20/13	6.00%	153,222	219,575

People's Community (2)	8/1/23	3.25%	775,315	821,918

First Community	8/7/14	6.25%	759,560	793,553

Commercial Bank (1)(7)	9/1/30	3.26%	839,680	861,538

Commerical Bank (1)	4/23/13	8.00%	15,182	20,677

Commerical Bank (1)	2/8/14	6.50%	31,753	40,390

Commerical Bank (1)	1/1/14	6.00%	23,357	29,935

Commerical Bank (1)(7)	6/8/29	3.26%	2,375,079	2,394,133

Commerical Bank (1)	3/21/11	8.00%	50,000	-

PNC	2/25/14	6.25%	19,466	-

			$ 10,016,233	$ 10,016,028

HEARTLAND, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE E - NOTES PAYABLE (Continued)

	Expiration	Interest
	Date	Rate	2010	2009
Third Party Notes

Lee Holding Company (3)	10/1/28	8.00%	$ 550,850	$ 1,582,391

Gary D. Lee (4)	10/1/28	8.00%	550,850	1,582,391

Sam Mars (6)(8)	5/1/12	7.00%	30,722	50,651

Sam Mars (6)(8)	6/25/18	7.00%	189,360	207,918

Sam Mars (6)(8)	5/16/20	7.00%	229,740	246,319

Mars Properties (6)	12/25/12	6.00%	153,897	224,212

Shoemaker Dist	10/1/13	6.00%	181,030	241,206

Petro Marketing (9)	9/30/15	4.50%	203,723	251,304

Helen Miller (5)	4/15/13	0.00%	113,243	163,069

State of Ohio	4/15/10	0.00%	-	28,706

Sector Technologies	7/1/14	6.00%	149,505	225,214

US Financial Services	7/1/11	24.50%	4,783	18,185

Intech Funding Corp.	4/24/13	4.00%	31,842	40,361

Wells Fargo Financial	9/1/12	22.50%	8,124	9,028

Lee Holding Company (3)(11)		8.50%	355,385	-

			$ 2,753,054	$ 4,870,955

(1) Related Party - Terry Lee - CEO of Commercial Bank and CEO of the Company
(2) Interest Rate is variable and is based on the prime lending rate.
(3) Related Party – Terry Lee, Managing Partner of Lee Holding Company and CEO of the Company
(4) Related Party – Gary Lee, Vice-President of Lee Oil and relative of Terry Lee, CEO of the Company
(5) Related Party – Relative of Tom Miller, President of Mound
(6)    Notes are due upon demand. Per terms of each agreement, the date listed as expiration date corresponds to the stipulated amortization period with the notes. All lenders , except Citizens Bank, have waived their right to call the notes until January 1, 2012 and as such, these notes have been classified as long-term debt.

(7) The Company has interest rate swap agreements for these notes (see NOTE F).
(8) Interest rate is variable, computed as 2% below the prime lending rate. The rate can not drop below 7%.
(9) Interest rate is variable, computed as 0.5% below the prime lending rate, adjusted annually.
(10) Interest rate is fixed until June 2013 at which time the rate will become variable, computed at 6% above federal discount rate. The rate is adjusted annually after October 2014, can not exceed 15.5% and can not change by more than 2% annually.

(11) Floor plan loan for manufactured home sales. Repayment due upon sale of manufactured home inventory.
(12) Interest rate is fixed until January 2015 at which time the rate will become variable, computed at 6% above federal discount rate. The rate is adjusted annually after January 2015, can not exceed 15.5% and can not change by more than 2% annually.

HEARTLAND, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE E - NOTES PAYABLE (Continued)

At December 31, 2010, minimum future principal payments over the next five years and in the aggregate are as follows:

		Due In
		2011	2012	2013	2014	2015	Thereafter

Total Debt	12,769,287	4,097,926	730,529	553,750	1,096,445	347,526	5,943,111
Less: Current	(4,097,926)
Long-Term Debt	8,671,361

NOTE F – INTEREST RATE SWAP AGREEMENTS

During 2010, the Company entered into two interest rate swap agreements with Commercial Bank, a related party, for notes payable with a notional amount of $3,214,759 at December 31, 2010. The notes payable bear a variable interest rate of LIBOR plus 3%, or 3.26% at December 31, 2010. The agreements convert the company’s floating-rate debt to a fixed rate basis of 5.82%. These agreements became effective October 1, 2010 with a termination date of September 1, 2020.

NOTE G – OTHER RELATED PARTY TRANSACTIONS

Issuance of Stock to Related Parties

2010

Issued 106,617 common shares to Board Members for services rendered valued at $30,000.

Issued 35,539 common shares to Chief Financial Officer for services rendered valued at $10,000.

Issued 5,555,556 common shares to Lee Holding Company for debt reduction valued at $1,000,000. Terry Lee is the managing partner of Lee Holding Company and CEO of the Company.

Issued 5,555,556 common shares to Gary Lee for debt reduction valued at $1,000,000. Gary Lee is the vice-president of Lee Oil and relative of Terry Lee.

Issued 625,000 common shares to Thomas C. Miller for employment incentive valued at $112,500. Mr. Miller is the Chief Operations Officer of Mound and Board Member.

Issued 625,000 common shares to Randy Frevert for employment incentive valued at $112,500. Mr. Frevert is the Chief Operations Officer of Heartland Steel and Board Member.

Issued 325,000 common shares to Lee Holding Company for Premium Homes acquisition valued at $5,011. Terry Lee is the managing partner of Lee Holding Company and CEO of the Company.

Issued 325,000 common shares to Terry Lee for Premium Homes acquisition valued at $5,011. Terry Lee is the CEO of the Company.

HEARTLAND, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE G – OTHER RELATED PARTY TRANSACTIONS (Continued)

2009

Issued 166,528 common shares to Chief Executive Officer for salary valued at $80,000.

Issued 239,079 common shares to Board Members for services rendered valued at $120,000.

Issued 6,246 common shares to Dr. Kenneth Farris, a former Board Member, for the preferred stock dividend earned for the year of 2009 valued at $3,000.

Other Transactions with Related Parties

During the year ended December 31, 2010, Lee Oil sold approximately 490,000 gallons of diesel fuel to a mining company of which Terry Lee, the Company CEO, is a 33% owner. The total amount invoiced for these gallons sold was approximately $1.1 million.

During 2010 and 2009, Lee leased property from L&M Ventures of whom Terry Lee, the Company CEO, is a 50% owner. In addition, during 2010 and 2009, Lee leased property from Lee Holding Company of which Terry Lee is the managing partner. The lease payments for both of these agreements approximated $65,000 per year.

NOTE H - STOCKHOLDERS’ EQUITY

Preferred Stock

In January 2007, the Board of Directors approved the authorization of 5,000,000 shares of Series A Convertible Preferred Stock - par value $0.001.  As of December 31, 2009, the Company had 2,370,000 shares of Series A Convertible Preferred Stock issued and outstanding. The preferred stock has a face value of $0.25 per share and the basis of conversion is two shares of the Company’s common stock for each share of preferred stock.  The preferred stock has liquidation priority rights over all other stockholders.  The preferred shares carry a 10% annual stock dividend for the three years they are outstanding prior to conversion.  The stock dividends for 2009 and 2010 have been paid with the issuance of common shares of stock.

The preferred shares can be converted at any time at the option of the stockholder or will convert automatically at the end of three years into the Company’s common stock. During the year ended December 31, 2010, all the outstanding shares of preferred shares were either converted at the shareholders request or through the automatic conversion feature.

The preferred shares include a Series A and Series B common stock purchase warrant.  The Series A warrant allows the holder to purchase 20% of the number of preferred shares purchased at $0.75 per share; the Series B warrant allows the holder to purchase 20% of the number of preferred shares purchased at $1.00 per share. Both series of warrants are exercisable over a three-year period.  The Company can call in the warrants after 12 months if the price of the common stock in the market is 150% of the warrant price for 10 consecutive days (i.e. $1.13 for the A warrant and $1.50 for the B warrant).

At December 31, 2009 there were 474,000 Series A warrants and 474,000 Series B warrants outstanding. At December 31, 2010 there were no Series A or Series B warrants outstanding due to all preferred shares having been converted into common shares as described above.

Common Stock

During the year ended December 31, 2010, the Company authorized total issuances of 14,421,175 shares of common stock of which 20,833 were cancelled during the second quarter. The issuances related to the following:

HEARTLAND, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE H - STOCKHOLDERS’ EQUITY (Continued)

Common Stock (Continued)

Heartland - Stock Issuances
2010

Description	Quantity	Stock Price
Stock Dividends	61,791	Average Stock Price $0.33 (1)
Preferred Share Conversions	1,185,000	Average Stock Price $0.60 (2)
Board Compensation	142,439	Average Stock Price $0.28 (3)
Conversion of Debt	11,111,112	Conversion Rate $0.18 (4)
Employment Incentives	1,250,000	Average Stock Price $0.18 (5)
Board Approved Issuance	650,000	Average Stock Price $0.02 (6)
	14,400,342

(1) Average of all issuances based on common stock price up through individual conversion dates.
(2) Average of all issuances based on value of preferred shares prior to conversion.
(3) Average of all issuances based on closing price on March 15th and June 15th.
(4) Per stock for debt agreement and based on closing stock prices during the month of August.
(5) Two issuances both valued at $0.18 per share.
(6) Stock issued relating to book value of Premium Homes acquisition.

During the year ended December 31, 2009, the Company authorized total issuances of 1,323,783 shares of common stock of which 750,000 were cancelled during the fourth quarter. The issuances related to the following:

Description	Quantity	Stock Price
Stock Dividends	14,189	Average Stock Price (1)
Stock Dividends	123,359	Average Stock Price (2)
Conversion of Debt & Related Interest	16,205	Conversion Rate $1.00 (3)
Board Compensation	239,079	Quarterly Closing Price (4)
CEO Compensation	166,528	Average Stock Price - 2009 (2)
Board Approved Issuance	14,423	$0.26(5)
	573,783

(1) Average monthly closing price for Jan - Nov 2008 and Dec 15, 2008
(2) Average monthly closing price for Jan - Nov 2009 and Dec 15, 2009
(3) Set in convertible notes
(4)Closing price on the 15th of the third month of each quarter.
(5) Issuance of stock for equipment valued at $7,500 on December 14, 2009

Per an Executive Employee Agreement entered into June 28, 2007 (amended October 1, 2008) with Terry Lee, the Company’s CEO, the Company issued 500,000 common shares valued at $180,000. The Company also granted five year employee non-statutory stock options to purchase 911,252 shares of common stock at an exercise price of $.66 per share.  The options were valued at $240,883 using the Black-Scholes option–pricing model.  The total amount of $420,883 is being amortized over four years with $86,928 having been included in common stock and additional paid in capital during 2010 and 2009. All shares issued under this option would be restricted and any portion of the option not exercised by June 26, 2024 will expire.

HEARTLAND, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE H - STOCKHOLDERS’ EQUITY (Continued)

Common Stock (Continued)

Per an Executive Employee Agreement entered into January 1, 2009 with Randy Frevert, the Chief Operating Officer of HS, the Company granted five year employee non-statutory stock options to purchase 250,000 shares of common stock at an exercise price of $1.00 per share.  The option was valued at $66,900 using the Black-Scholes option–pricing model.  The total amount is being amortized over five years with $13,380 having been included in common stock and additional paid in capital during 2009. All shares issued under this option would be restricted and any portion of the option not exercised by December 31, 2013 will expire.

The two stock options used the following variables in calculation of the assigned value:

Grant Date	June 28, 2007	January 1, 2009
Expected Life	5 years	5 years
Expected Volatility	111.84%	45.33%
Risk Free Interest Rate	2.50%	1.75%
Expected Dividends	--	--

The following table summarizes the Company’s employee stock option activity:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (yrs)	Fair Value at Grant Date

Outstanding at January 1, 2009	911,252	$0.66	3.75	$0.26
Granted	250,000	1.00	5.00	0.27
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expirations	-	-	-	-
Oustanding at December 31, 2009	1,161,252	0.73	3.02	0.26
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expirations	-	-	-	-
Vested and Exercisable at December 31, 2010	692,318	$0.71	$1.93	$0.26

NOTE I - INCOME TAXES

The Company files a consolidated Federal income tax return. Prior to 2008, the Company had erroneously not filed federal tax returns. The Company filed tax returns from 2003 through 2009 on the GAAP basis of accounting and did not comply with the Internal Revenue Code requirements. As such, there may be unidentified timing differences and penalties resulting from those erroneous filings. Because of these uncertainties, it is at least reasonably possible that the tax benefit recorded for 2010 or previous periods may change in the near term. The Internal Revenue Service has not notified the Company of any scheduled examinations of the Company’s returns. Due to the federal carry-forward losses available to the Company, the Company does not anticipate any significant tax liabilities or interest due.

HEARTLAND, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE I - INCOME TAXES (Continued)

The federal carry-forward losses available to the Company as of December 31, 2010 aggregate approximately $4,000,000 to offset future taxable income of which approximately $700,000 expires in 2025, approximately $600,000 expires in 2026, approximately $1,400,000 expires in 2027, and approximately $1,300,000 expires in 2030.

The future benefit of these carry-forward losses may be limited on an annual basis and in total under Section 382 of the United States Internal Revenue Code as a result of ownership changes and depending on the extent of any future ownership changes.

Temporary differences which give rise to deferred taxes are summarized as follows at December 31:

Deferred Tax Assets:
	2010	2009
Allowance for bad debts	$24,031	$46,290
Unearned supplier incentives	293,643	317,438
Vacation accrual	-	6,119
Employee stock options	132,403	92,280
Net operating loss carryforwards	1,550,008	1,043,136
Total Deferred Tax Assets	2,000,085	1,505,263

Deferred Tax Liabilities:

Depreciation	63,056	79,650
Purchase price allocation	822,797	930,340
Total Deferred Tax Liabilities	885,853	1,009,990

Net deferred tax assets	1,114,232	495,273
Less: Portion classified as current asset	(156,434)	(138,570)
Portion classified as long-term asset	$957,798	$356,703

The reconciliation of income tax expense computed at the U.S. Federal Statutory tax rates to the income tax expense (benefit) recorded for the years ended December 31 is as follows:

	2010	2009
Federal income tax benefit	$(567,982)	$(10,834)
Effect of permanent differences	49,313	19,522
State income taxes, (benefit) expense	(104,752)	91,222
Other	-	(1,827)
Net income tax (benefit) expense	$(623,421)	$98,083

NOTE J – OPERATING LEASES

The Company maintains a number of leases on various pieces of real property. These leases are primarily the operating leases at the various retail locations of Lee and require us to pay the related taxes, insurance and maintenance costs associated with those properties.

HEARTLAND, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE J – OPERATING LEASES (Continued)

At December 31, 2010, the minimum future lease payments over the next five years and in the aggregate are as follows:

Year	Amount
2011	$273,760
2012	264,364
2013	147,650
2014	90,000
2015	90,000
Thereafter	370,000

Rental expense totaled $405,320 for 2010 and $421,502 for 2009.

NOTE K – CONTINGENCIES

The Company is subject to various claims in the ordinary course of business but believes their ultimate resolution will have no material adverse effect on its financial condition, results of operations or cash flows.

NOTE L – BUSINESS SEGMENTS

The Company analyzes its assets, liabilities, cash flows, and results of operations by subsidiary. The Company relies on management at the first-level subsidiary (Mound, Lee, HS) to analyze the subsidiary and report to Heartland. As a result, the Company makes its financial decisions based on the overall performance of the first level subsidiaries.

The following table reflects the Company’s segments at December 31, 2010:

	Holding	Oil	Steel	Steel
	Company	Distributor	Fabricator	Distributor
	(Heartland)	(Lee)	(Mound)	(HS)	Total

Revenues from External Customers	$-	$86,178,721	$11,625,103	$2,437,333	$100,241,157
Intersegment Revenues	1,058,378	-	-	1,062,373	2,120,751
Depreciation Expense	270,780	745,734	157,539	197,040	1,371,093
Interest Expense	525,430	280,508	57,681	246,441	1,110,060
Income Tax Benefit	623,421	-	-	-	623,421
Net (Loss) Income From Operations
Before Income Taxes	(1,359,027)	351,433	432,462	(1,095,404)	(1,670,536)
Total Assets	2,915,453	12,171,723	7,511,585	3,705,786	26,304,547
Capital Expenditures	-	292,373	147,883	162,450	602,706

HEARTLAND, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE L – BUSINESS SEGMENTS (Continued)

The following table reflects the Company’s segments at December 31, 2009:

	Holding	Oil	Steel	Steel
	Company	Distributor	Fabricator	Distributor
	(Heartland)	(Lee)	(Mound)	(HS)	Total

Revenues from External Customers	$-	$78,116,133	$12,740,995	$1,294,253	$92,151,381
Intersegment Revenues	1,090,941	-	-	655,191	1,746,132
Depreciation Expense	271,260	770,935	143,811	92,778	1,278,784
Interest Expense	536,244	280,674	58,345	34,479	909,742
Income Tax Expense	98,083	-	-	-	98,083
Net (Loss) Income From Operations
Before Income Taxes	(1,586,351)	701,310	1,225,104	(371,928)	(31,864)
Total Assets	2,591,731	11,932,419	7,169,555	4,565,346	26,259,051
Capital Expenditures	20,994	1,269,201	100,218	2,904,572	4,294,985

ITEM 9.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has had no disagreements with its certified public accountants with respect to accounting practices or procedures or financial disclosure.

ITEM 9A.           CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Our principal executive and principal financial officers have evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a – 15(e) and 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this annual report.  They have concluded that, based on such evaluation, our disclosure controls and procedures were not effective as of December 31, 2010.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Overview

Internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) refers to the process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.  Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations.  Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures.  Internal control over financial reporting also can be circumvented by collusion or improper management override.  Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting.  However, these inherent limitations are known features of the financial reporting process.  Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has used the framework set forth in the report entitled “Internal Control -- Integrated Framework” published by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting.  Management has determined that, as of the December 31, 2010 measurement date, there were material weaknesses in both the design and effectiveness of our internal control over financial reporting.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

During 2010, certain elements of the internal control system that may prevent the possibility of a misstatement being prevented or detected on a timely basis were found to be missing. These elements related principally to the segregation of duties and oversight in the financial reporting.  In order to remedy this material weakness, which still existed as of the end of the period covered by this report, the Company will be required to hire additional accounting personnel.  As a the Company presently does not have the resources to engage new personnel, management will continue to monitor the identified material weakness and take the necessary steps to mitigate the possible impact on the Company’s financial statements.

Management’s Assessment

Management believes, based on this evaluation, that the Company’s internal control over financial reporting was not effective as of December 31, 2010.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permanently exempt smaller reporting companies.

(c) Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. These conclusions were communicated to the Audit Committee.

ITEM 9B.           OTHER INFORMATION

PART III

ITEM 10.          DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

The directors and officers of our Company are set forth below. The directors held office for their respective term and until their successors were duly elected and qualified. Vacancies in the existing Board were filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Name	Age	With Company Since	Director/Position
Terry L. Lee	53	06/2007	CEO, Chairman of the Board

Thomas C. Miller	55	12/2003	Secretary and Director

Mitchell L. Cox, CPA	49	09/2007	Chief Financial Officer

Trent Sommerville(2)	43	12/2003	Director

Randy Frevert	54	3/2008	Director

Dr. Kenneth B. Farris(1)	61	4/2004	Director

(1) Dr. Farris resigned his position on the Board on January 11, 2010.
(2) Trent Sommerville resigned his position on the Board on April 10, 2010.

MR. TERRY L. LEE - CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD

Prior to joining the Company, from 1995 to the present, Mr. Lee has served as the President and Chief Executive Officer of Commercial Bank where he is responsible for the management of $426 million in assets, 14 locations and 151 employees.  In 1989, prior to his appointment as Chief Executive Officer in 1994, Mr. Lee began his career with Commercial Bank as a bookkeeper where he eventually moved to Vice President - Marketing in 1991, Vice president – Loan Officer in 1991 and Senior Vice President – Senior Lending Officer in 1992.  In addition to serving as the Chief Executive Officer and President of Commercial Bank, Mr. Lee serves as the Chief Executive Officer and President of Lee Oil Company, Inc., Lee Enterprises, Inc., Lee’s Food Mart, LLC, Cumberland Ford Motors, Inc., L & M Ventures, Inc., Green Hill Properties, Inc. and Berea Ford Motors, Inc.  Mr. Lee graduated from Lincoln Memorial University with a Bachelor of Arts in Business Administration and Management in 1979.

MR. MITCHELL L. COX, CPA – CHIEF FINANCIAL OFFICER

Mr. Cox is a certified public accountant and has served as the President and owner of Accounting & Tax Solutions, Inc. advising clients on all aspects of the accounting business since 2003.  Further, Mr. Cox has also served as the Controller and Secretary for Lee Oil Company where he has managed all financial transactions and record keeping since 1998.  Mr. Cox received his BS in Business from Carson Newman College in Jefferson City, TN in 1984.

MR. TRENT SOMMERVILLE – FORMER DIRECTOR

Mr. Sommerville was elected as Director and Chairman of the Board on December 1, 2003.  Mr. Sommerville has been appointed as our Chief Executive Officer and served in that capacity from December 1, 2003 until June 27, 2007 when Terry L. Lee was appointed to serve in that capacity.  Mr. Sommerville attended Perkingston College. Mr. Sommerville worked at Anjet where he obtained NASD Series 22 and Series 63 licenses. Following his experience there, Mr. Sommerville started at IGE Capital where he has been actively involved in many venture capital opportunities including FYBX Corporation, Cyber Operations, Way Cool 3D, and PMI Wireless.

Mr. Sommerville resigned his position on the Board effective April 10, 2010.

MR. THOMAS C. MILLER – SECRETARY AND DIRECTOR

Mr. Miller has been with the Registrant since 2003 when it acquired Mound Technologies, Inc.  Mr. Miller was elected to the Board of Directors on May 23, 2006, and as its Chief Operating Officer on September 27, 2006.  From May 23, 2006 to September 27, 2006, Mr. Miller acted as the Registrant’s Chief Executive Officer.  Mr. Miller graduated from Ohio State University with a Bachelor of Science degree in Civil Engineering in 1978 and continued his education at the University of Dayton where he received a Master of Business Administration degree in 1983.  He is a registered engineer in the state of Ohio.  Mr. Miller started on the shop floor at Mound Steel Corporation as a welder.  He spent time working in the engineering and sales department before becoming Vice President of Sales and Quality in 1986.  He became President of Mound Steel Corporation in 1990.  The additional title of Chief Executive was added to his responsibilities in 2001.  In November of 2002, Mr. Miller became Chief Executive officer of Mound Technologies, Inc.  In 1988 he was elected to the Lebanon City Council.  He was re-elected in 1992 and served as Vice Mayor during that time period.  Mr. Miller has served on various local boards including the Middletown Regional Hospital Foundation, Dan Beard Council of Boy Scouts of America, and the Warren County Business Advisory Council.  In addition to his new position as President and Chief Operating Officer of the Registrant, Mr. Miller will continue as President of the Registrant’s subsidiary Mound Technologies, Inc.

RANDY FREVERT – DIRECTOR

Mr. Frevert, since June 2007, has served as the Vice President for Patriot Steel, Inc., a full line structural steel service center.  Prior to joining Patriot Steel, Inc., Mr. Frevert served as the Product/Processing Manager for Leeco Steel/O’Neal Steel, Inc. from October 2006 through May 2007.  From July 2005 through October 2006, Mr. Frevert was Vice President for Industrial Steel Construction, Inc. and from March 1995 through July 2005 was the Vice President/General Manager for Action Steel Supply, Inc.  Mr. Frevert graduated from Indiana Wesleyan University with a BSBA and MBA.    Mr. Frevert serves as an adjunct faculty member for Indiana Wesleyan University.

DR. KENNETH B. FARRIS – FORMER DIRECTOR

Dr. Farris was appointed a director of our Company on January 8, 2004. Dr. Farris, a resident of New Orleans, Louisiana is a graduate of Tulane University’s School of Medicine where he received his MD and MPH degrees in1975. He is a graduate of Carnegie-Mellon University where he received his BS degree in 1971. Dr. Farris is board certified in Pathology. He has been teaching at Tulane University School of Medicine since 1975 where he has received numerous awards for outstanding teaching. Since 1991 he has held the position of Clinical Associate Professor, Department of Pathology and Clinical Associate Professor Department of Pediatrics. In addition, Dr Ferris holds the position of Director of Pathology at West Jefferson Medical Center in Marrero, Louisiana, and Medical Director, Laboratory at Pendleton Memorial Methodist Hospital. Dr. Farris is a member of various medical societies and has published extensively. Among his many accomplishments in his field, as of 1982 he holds the position of Laboratory Accreditation Program Inspector for the College of American Pathologists. He is a founding member and past President of the Greater New Orleans Pathology Society. He is currently a Delegate to the House of Delegates to the American Medical Association. He has held various positions including past President, Speaker to the House of Delegates, member of the Board of Governors and a current Delegate to the House of Delegates to the Louisiana State Medical Society. He has held the position of President, Vice President, Secretary and Treasurer for the Tulane Medical Alumni Association. He is a former Drug Control Crew Chief to the United States Olympic Committee.

Dr. Farris resigned his position on the Board effective January 11, 2010.

Our bylaws currently provide for a board of directors comprised of such number as is determined by the Board.

FAMILY RELATIONSHIPS

None.

BOARD COMMITTEES

Our business, property and affairs are managed by or under the direction of the board of directors. Members of the board are kept informed of our business through discussion with the chief executive and financial officers and other officers, by reviewing materials provided to them and by participating at meetings of the board and its committees.

The total number of meetings of the Board of Directors during the fiscal year ended December 31, 2010 was three. The Board of Directors did not decide any matters by written consent. Each of the incumbent directors attended a majority of (i) the meetings of the Board during the year and (ii) the total number of meetings of all committees of the Board on which the incumbent directors served.

The Compensation Committee did not meet during the year ended December 31, 2010. All matters addressed by the Compensation Committee were decided on by the Board of Directors. The function of the Committee is to approve stock plans and option grants and review and make recommendations to the Board of Directors regarding executive compensation and benefits.

As of December 31, 2010 and with the resignation of Dr. Farris and Trent Sommerville, the Audit Committee duties have been taken up by the Board. Responsibilities of the Committee include (1) reviewing financial statements and consulting with the independent auditors concerning the Company's financial statements, accounting and financial policies, and internal controls, (2) reviewing the scope of the independent auditors' activities and the fees of the independent auditors, and (3) reviewing the independence of the auditors. We are currently looking at other means of carrying out these duties since the majority of the members of the Audit Committee need to meet the independence standards established by the National Association of Securities Dealers.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10 percent of our Common Stock, to file with the SEC the initial reports of ownership and reports of changes in ownership of common stock. Officers, directors and greater than 10 percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Specific due dates for such reports have been established by the Commission and we are required to disclose any failure to file reports. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that to date all required forms have been filed, and that there was no failure to comply with Section 16(a) filing requirements applicable to our officers, directors and ten percent stockholders.  However, it should be noted, each of the officers and directors filed their Form 4 Changes in Beneficial Ownership disclosing their stock award compensation late.

CODE OF ETHICS

Because we are an early stage company with limited resources, we have not yet adopted a "code of ethics", as defined by the SEC, that applies to the Company's Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and persons performing similar functions. We are in the process of drafting and adopting a Code of Ethics.

ITEM 11.        EXECUTIVE COMPENSATION

Compensation for our executive officers is determined by our compensation committee, which has historically been comprised solely of independent directors.  Recently, a compensation committee member has resigned and, as a result, our board of directors has been handling all compensation matters. Our philosophy is to provide a compensation package that attracts and retains executive talent.  We strive to provide our named executive officers, who are the officers listed in the summary compensation table, with a competitive base salary that is in line with their roles and responsibilities when compared to peer companies of comparable size in similar locations.

Although the principal compensation of our executive officers will be salary, we may provide officers with equity-based incentives.  The base salary level and the nature and amount of equity-based incentives is established and reviewed by the Board of Directors based on the level of responsibilities, the experience and tenure of the individual and the current and potential contributions of the individual. In determining base salary, we give consideration to persons holding similar positions within comparable peer companies and consideration is given to the executive’s relative experience in his or her position.  Base salaries are reviewed periodically and at the time of promotion or other changes in responsibilities.

The following table provides summary information for the years 2010 and 2009 concerning cash and non-cash compensation paid or accrued by us to or on behalf of the president and the only other employee(s) to receive compensation in excess of $100,000.

The Company computed the aggregate grant date fair value of reported stock and option awards in accordance with FASB ASC Topic 718 and Item 402(n)(2) of Regulation S-K.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Terry L Lee	2010	193,436	-	10,000	86,928	-	-	-	290,364
CEO and Chairman	2009	60,000	-	100,000	86,928	-	-	-	246,928

Tom Miller	2010	140,000	-	122,500	-	-	-	-	262,500
COO - Mound and Secretary	2009	189,060	-	20,000	-	-	-	-	209,060

Randy Frevert	2010	158,600	-	122,500	13,380	-	-	-	294,480
COO - HS and Director	2009	160,000	-	20,000	13,380	-	-	-	193,380

Outstanding Equity Awards at Fiscal Year-End Table.

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Not Vested (#)	Market Value of Shares or Units of Stock Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or Units Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units Not Vested ($)
Terry Lee	592,318	318,934		$0.66	6/26/2024	NA	NA	NA	NA
Randy Frevert	100,000	150,000		$1.00	12/31/2013	NA	NA	NA	NA

No other annual compensation, including a bonus or other form of compensation; and no long-term compensation, including restricted stock awards, securities underlying options, LTIP payouts, or other form of compensation, were paid to these individuals during this period.

COMPENSATION AGREEMENTS

The Company has entered into an employment contract with Terry L. Lee as the CEO and is detailed in the 8-K filed on June 28, 2007. The five year employment contract calls for a base salary of $120,000 a year which is actually a one year contract with the option to automatically renew for four additional one year periods. In addition to the base salary, Mr. Lee was granted 500,000 shares of common stock and an option to purchase additional shares over the term of the five-year contract. Currently, no portion of this option has been exercised. With Board approval, Mr. Lee’s contract was renewed to reflect an adjusted base salary of $140,000 a year. During 2008, Mr. Lee received 251,892 shares of common stock during the year in payment of accrued wages established in the employment contract.  The value assigned to these shares was $120,667. During 2009, Mr. Lee received 166,528 shares valued at $80,000 for payment of accrued wages from the employment contract. During 2010, Mr. Lee received payments totaling $94,642 and is still owed $45,358 in accrued wages for 2010.

The Company has entered into an employment contract with Randy Frevert as the Chief Operating Officer and President of Heartland Steel. The five year employment contract calls for a base salary of $160,000 a year and became effective January 1, 2009. In addition to the base salary, Mr. Frevert was granted an option to purchase 250,000 shares of common stock pro-rata over the life of the contract. The exercise price of the stock is set at $1.00 a share and any option not exercised by December 31, 2013 will expire.

BOARD COMPENSATION

Members of our Board of Directors do not normally receive cash compensation for their services as Directors, although some Directors are reimbursed for reasonable expenses incurred in attending Board or committee meetings. All corporate actions are conducted by unanimous written consent of the Board of Directors. There were 106,617 shares of common stock issued in 2010 for members of the Board as compensation. These shares were issued based on the closing price of the shares on the fifteenth of the third month of each quarter. Total value given to the shares issued as Board compensation in 2010 was $30,000.  Below is a table summarizing the compensation for each of the directors during the last fiscal year:  The Company computed the aggregate grant date fair value of reported stock and option awards in accordance with FASB ASC Topic 718 and Item 402(n)(2) of Regulation S-K.:

Name	Cash Pd	Stock	Option	Non-Equity	Nonqualified	All Other	Total
	($)	Awards	Awards	Incentive	Deferred	($)	($)
		($)	($)	Plan ($)	($)
Terry Lee	-	10,000	-	-	-	-	10,000
Tom Miller	-	10,000	-	-	-	-	10,000
Randy Frevert	-	10,000	-	-	-	-	10,000

STOCK OPTION PLANS

The Company has two employee non-statutory stock option agreements. Option 1, as detailed in Form 8-K filed on June 28, 2007, was granted with Board approval to Terry L. Lee and contains the option to purchase 911,252 shares of common stock at an exercise price of $0.66 over a pro-rata four-year basis. All shares issued under this option would be restricted and any portion of the option not exercised by June 26, 2024 will expire.

Option 2 was granted with Board approval to Randy Frevert and contains the option to purchase 250,000 shares of common stock at an exercise price of $1.00 over a pro-rate five-year basis. All shares issued under this option would be restricted and any portion of the option not exercised by December 31, 2013 will expire.

Option Information	Option 1	Option 2
Date of Option	June 27,2007	January 1,2009
Optionee:	Terry Lee	Randy Frevert
Number of Shares	911,252	250,000
Exercise Price	$0.66	$1.00

The Options shall be exercised by delivery to the Company of (a) written notice of exercise stating the number of Shares being purchased (in whole shares only) and such other information set forth on the form of Notice of Exercise.

ITEM 12.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth as of March 2, 2010, information with respect to the beneficial ownership of the Company’s Common Stock by (i) each person known by the Company to own beneficially 5% or more of such stock, (ii) each Director of the Company who owns any Common Stock, and (iii) all Directors and Officers as a group, together with their percentage of beneficial holdings of the outstanding shares.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS, MANAGEMENT AND DIRECTORS:
None

SECURITY OWNERSHIP OF MANAGEMENT:

Title of Class	Name	Shares	Percent

Common Stock	Gary Lee	0	*

Common Stock	Thomas Miller	0	*

Common Stock	Terry L. Lee (2)	19,063,362	52.4%

Common Stock	Randy Frevert	0	*

Common Stock	Mitchell L. Cox	0	*
Common Stock	Diversified Companies Inc. (2)	19,063,362	52.4%
All Directors and Executive Officers as a group (6 persons)		19,063362	52.4%

* Less than 1%
(1)
These tables are based upon 36,353,648 shares outstanding as of March 28, 2011 and information derived from our stock records. Unless otherwise indicated in the footnotes to these tables and subject to community property laws where applicable, we believe unless otherwise noted that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days as of March 28, 2011. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on March 28, 2011 any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)  Mr. Lee serves as the Chairman and CEO of Diversified Companies Inc. (“DCI”) and, as a result the ownership of DCI in the Company is attributed to Mr. Lee.

ITEM 13.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDANCE.

Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. We have not and do not intend in the future to formulate a policy for the resolution of such conflicts.

No director, executive officer or nominee for election as a director of our company, and no owner of five percent or more of our outstanding shares or any member of their immediate family has entered into or proposed any transaction in which the amount involved exceeds $60,000 except as set forth below.

During the year ended December 31, 2010, Lee Oil sold 490,000 gallons of diesel fuel to a mining company of which Terry Lee, the Company CEO, is a 33% owner. The total amount invoiced for these gallons sold was approximately $1.1 million.

During the year ended December 31, 2010, Lee Oil leased a piece of property from L&M Ventures of which Terry Lee, the Company CEO, is a 50% owner. The lease payments totaled $64,800 for the year.

Lee Holding Company of which Terry Lee, the Company CEO, is the managing partner, purchased a piece of property in June from D&B Properties, Inc. Lee Oil had been leasing the property from D&B Properties and continues to lease the property. The lease payments for 2010 totaled $64,800.

During the year ended December 31, 2009, Heartland Steel completed construction of the warehouse and office facility located in Washington Court House, OH. The construction loan in the amount of $2,400,000 was converted into a regular installment note through Commercial Bank of Harrogate, TN. Terry Lee, the Company’s CEO, is also the CEO of Commercial Bank.

On June 3, 2009, the Lee Oil purchased a piece of property located at 3259 Highway 25E in Tazewell, TN for the gross selling price of $888,856. The purchase was funded primarily by a loan in the amount of $626,384 through Commercial Bank of Harrogate, TN. Terry Lee, the Company’s CEO, is also the CEO of Commercial Bank.

The Company issued 5,555,556 common shares to Lee Holding Company for debt reduction valued at $1,000,000. Terry Lee is the managing partner of Lee Holding Company and CEO of the Company.

Issued 5,555,556 common shares to Gary Lee for debt reduction valued at $1,000,000. Gary Lee is the vice-president of Lee Oil and relative of Terry Lee.

Issued 325,000 common shares to Lee Holding Company for Premium Homes acquisition valued at $5,011. Terry Lee is the managing partner of Lee Holding Company and CEO of the Company.

Issued 325,000 common shares to Terry Lee for Premium Homes acquisition valued at $5,011. Terry Lee is the CEO of the Company.

 ITEM 14.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth fees billed to us by our auditors during the fiscal years ended December 31, 2010 and December 31, 2009 for: (i) services rendered for the audit of our annual financial statements and the review of our quarterly financial statements, (ii) services by our auditor that are reasonably related to the performance of the audit or review of our financial statements and that are not reported as Audit Fees, (iii) services rendered in connection with tax compliance, tax advice and tax planning, and (iv) all other fees for services rendered.

(i) Audit Fees

FIRM	FISCAL YEAR 2010	FISCAL YEAR 2009
Coulter & Justus, PC	$240,000	$225,000

(ii) Audit Related Fees

None

(iii) Tax Fees

None

 (iv) All Other Fees

None

AUDIT FEES.
Consists of fees billed for professional services rendered for the audit of our consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided in connection with statutory and regulatory filings or engagements.

AUDIT-RELATED FEES.
Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.” There were no Audit-Related services provided in fiscal 2010 or 2009.

TAX FEES.	Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

ALL OTHER FEES.	Consists of fees for products and services other than the services reported above.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT AUDITORS

The Company’s policy is for the Board of Directors’ to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, and tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Company’s Board of Directors regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. The Board of Directors may also pre-approve particular services on a case-by-case basis.

Part IV

ITEM 15.          EXHIBITS

Exhibit Number	Document Description

3.1
Certificate of Incorporation of Origin Investment Group, Inc. as filed with the Maryland Secretary of State on April 6, 1999, incorporated by reference to the Company’s Registration Statement on Form 10-KSB filed with the Securities and Exchange Commission on August 16, 1999.

3.2
Amended Certificate of Incorporation of International Wireless, Inc. as filed with the Maryland Secretary of State on June 12, 2003, incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 12, 2003.

3.3
Amended Certificate of Incorporation of International Wireless, Inc. to change name to Heartland, Inc. as filed with the Maryland Secretary of State on June 12, 2003, incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2004.

3.4	Bylaws of Origin Investment Group, Inc., incorporated by reference to the Company’s Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on August 16, 1999.

4.1
Loan Agreement between Heartland, Inc. and Choice Financial Group dated October 1, 2008 incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on October 3, 2008

4.2	Promissory Note payable to Choice Financial Group incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on October 3, 2008

4.3
Guaranty by Lee Oil Company, Inc., Lee’s Food Mart, LLC, Lee Enterprises, Inc. and Mound Technologies, Inc. in favor of Choice Financial Group incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on October 3, 2008

4.4
Form of Pledge Agreement by and between Heartland, Inc. and Choice Financial Group incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on October 3, 2008

4.5
Form of Third Party Assignment of leases, Rents and Purchase Agreements incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on October 3, 2008

4.6	Form of Third Party Security Agreement incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on October 3, 2008

4.7
Third Party Mortgage by Mound Technologies, Inc. in favor of Choice Financial Group incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on October 3, 2008

4.8
Third Party Mortgage by Lee’s Food Mart’s LLC in favor of Choice Financial Group incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on October 3, 2008

4.9
Third Party Deed of Trust by Lee Oil Company, Inc. in favor of Choice Financial Group incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on October 3, 2008

10.1
Securities Purchase Agreement Lee Holding Company LP and Gary Lee and Lee Oil Company, Inc., Lee’s Food Mart, LLC and Lee Enterprises, Inc. dated October 1, 2008 incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on October 3, 2008

10.2
Employment, Noncompetition and Nondisclosure Agreement by and between Terry Lee and Heartland, Inc. dated October 1, 2008 incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on October 3, 2008

10.3	Promissory Note payable to Lee Holding Company LP incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on October 3, 2008

10.4	Promissory Note payable to Gary Lee incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on October 3, 2008

10.5
Executive Employment Agreement by and between Heartland, Inc. and Terry L. Lee incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on June 28, 2007

10.6	Non-statutory Option issued to Terry L. Lee incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on June 28, 2007

16.1	Letter from Meyler & Company, LLC incorporated by reference to the Company’s Current Report on Form 8K filed with the Securities and Exchange Commission on August 5, 2008.

21.1	List of Subsidiaries

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act.

32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURES
In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

HEARTLAND INC. (Registrant)

Date: September 20, 2011	By:	/s/ Terry Lee
Terry Lee
Chief Executive Officer And Chairman of the Board of Directors
(Principal Executive Officer)

Date: September 20, 2011	By:	/s/ Mitchell Cox
Mitchell Cox
Chief Financial Officer (Principal Financial Accounting and Financial Officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	NAME	TITLE	DATE

/s/ Terry Lee	Terry Lee	Chief Executive Officer, Chairman & Director	September 20, 2011

/s/ Mitchell Cox	Mitchell Cox	Chief Financial Officer	September 20, 2011

/s/ Thomas C. Miller	Thomas C. Miller	Secretary & Director	September 20, 2011

/s/ Randy Frevert	Randy Frevert	Director	September 20, 2011

Exhibit 31.1
CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

     I, Terry Lee, certify that:

1)   I have reviewed this annual report on Form 10-K of Heartland, Inc.;

2)   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3)   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4)    The registrants other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-a5(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-a5(f))  for the Registrant and have;

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure the material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation.

(d)
Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5)   The registrants other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Date:	September 20, 2011
Signature:	/s/ Terry Lee
Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

     I, Mitchell Cox, certify that:

1)   I have reviewed this annual report on Form 10-K of Heartland, Inc.;

2)   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3)   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4)    The registrants other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-a5(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-a5(f))  for the Registrant and have;

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure the material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation.

(d)
Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5)   The registrants other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Date:	September 20, 2011
Signature:	/s/ Mitchell Cox
Title:	Chief Financial Officer (Principal Financial and Accouting Officer)

Exhibit 32.1

CERTIFICATION

I, Terry Lee, Chief Executive Officer of Heartland, Inc. (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1.
The Annual Report on Form 10-K of the Company for the annual period ended December 31, 2010 (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	September 20, 2011
Signature:	/s/ Terry Lee
Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION

I, Mitchell Cox, Chief Financial Officer of Heartland, Inc. (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1.
The Annual Report on Form 10-K of the Company for the annual period ended December 31, 2010 (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	September 20, 2011
Signature:	/s/ Mitchell Cox
Title:	Chief Financial Officer (Principal Financial and Accouting Officer)

Exhibit 21.1

Mound Technologies, Inc., (“Mound”) a Nevada corporation.
Lee Oil Company, Inc., a Virginia corporation. Lee Enterprises Inc., a Kentucky corporation Food Marts LLC, a Tennessee corporation
Heartland Steel, Inc., a Ohio corporation.